UniCredit

07024892

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 2 5 2007
WASH, D.C.
209

File No. 82 - 3185

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

Milan, June 22nd 2007

SUPPL

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Consolidated quarterly report as at March 31 2007".

With kindest regards, we remain,

PROCESSED
JUL 0 9 2007
THOMSON
FINANCIAL

Yours faithfully,

UNICREDITO ITALIANO
Direzione Centrale

UniCredito Italiano S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it

Sede Legale: Genova, Via Dante, 1 - Direzione Centrale, Milano, Piazza Cordusio - Capitale Sociale € 5 222.465 096,50 interamente versato - Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredito Italiano - Albo dei Gruppi Bancari cod. 3135.1 - Iscrizione al Registro delle Imprese di Genova (Tribunale di Genova) - Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

UniCredit Group



Consolidated Quarterly Report as at 31 March 2007

UniCredit
Italian Joint Stock Company
Registered office: Genoa, via Dante, 1
General management: Milan, Piazza Cordusio
Registered in the Genoa Trade and Companies Register (Courts of Genoa)
Tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: euro 5,222,465,096.50 fully paid in

UniCredit Group



Prachensky, Markus, untitled, 1984, BA-CA's collection.

Consolidated Quarterly Report as at 31 March 2007



UniCredit Collection.

Board of Directors, Board of Statutory Auditors and External Auditors

as at 31 March 2007

Board of Directors

Dieter Rampl *	**Chairman**
Gianfranco Gutty * (first deputy chairman) Franco Bellei * Fabrizio Palenzona * Anthony Wyand *	**Deputy Chairmen**
Alessandro Profumo **	**Managing Director/CEO**
Roberto Bertazzoni ** Manfred Bischoff Vincenzo Calandra Buonaura Giovanni Desiderio Volker Doppelfeld Giancarlo Garino Francesco Giacomin ** Piero Gnudi Friedrich Kadrnoska ** Max Dietrich Kley Luigi Maramotti Dieter Münich ** Carlo Pesenti Hans Jürgen Schinzler Giovanni Vaccarino Paolo Vagnone ** Nikolaus von Bomhard **	**Directors**
Lorenzo Lampiano	**Company Secretary**

Board of Statutory Auditors

Gian Luigi Francardo	**Chairman**
Giorgio Loli Aldo Milanese Vincenzo Nicastro Roberto Timo	**Statutory Auditors**
Giuseppe Armenise Marcello Ferrari	**Alternate Auditors**

* Member of the Chairman's Committee and of the Executive Committee
** Executive Committee Member



Davide Benati, "Cantico", 2005, UniCredit Collection.

Contents

Note to the Report on Operations:
The following conventional symbols have been used in the tables.
- **A dash (-)** indicates that the item/figure is inexistent;
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant,
- **"N.A."** indicates that the figure is not avalaitable.

Unless otherwise indicated, all amounts are in **millions of euros.**



Minjung Kim, “Pieno di Vuoto”, 2005, UniCredit Collection.

Introduction

UniCredit Group at a Glance

The First Truly European Bank



Banking Operations in 20 Countries

Highlights

As at 31 December 2006

35,000,000 Customers

Over 137,000 employees[1]

Over 7,300 branches[2]

UniCredit Group is one of the largest banking and financial services organizations in Europe.
In Europe we are one of the leaders in terms of business size and unique in terms of strategic positioning.
Over the years the UniCredit Group has built up a proven track record of value creation:

Share price Figures as at 31.12


7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.81
4.28
4.23
5.82
6.64
2002
2003
2004
2005
2006

(€ million)

	31.12.2006	31.03.2007
Operating Income	**23,464**	**6,577**
Operating Profit	**10,206**	**3,191**
ROE[3]	**16.7%**	**19.7%**
Total Assets	**823,284**	**846,460**

1. "Full time equivalent" calculated acccording to a new methodology which does not include unpaid leaves. KFS Group considered at 100%.
2. KFS Group considered at 100%. The December 2006 figures have been restated pro-forma to ensure comparability with March 2007 figures (approximately 90 branches more).
3. Calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge).

UniCredit Group at a Glance

Countries of Operation



We are a Global Player with Coverage in 5 Continents

Countries where the Group operates via control of local banks or in which it has a significant equity interest.

Countries where the Group operates via its own branches, representative offices, small banking subsidiaries, or investment centers (Pioneer).


Munich
Vienna
Milan

The UniCredit Group has a leading position in one of the richest areas in Europe: Bavaria, Austria and Northern Italy.


Per capita GDP (%)
131
138
129
132
EU27
100%
Northern Italy
Bavaria
Austria
Combined

Source: CE inforegio Report as at February 2007 (based on the latest available information).



The Group is a leader in Central and Eastern Europe, an area featuring fast rates of economic growth and the fastest growth rates for banking revenues.
The Group has a significant competitive edge in Central and Eastern Europe: in terms of total assets, revenues and the number of branches.


Total Assets (€ bn)
UniCredit
100
2nd ranked group
48,7
Revenues (€ mn)
UniCredit
4,379
2nd ranked group
2,406
Branches (no.)
UniCredit
2,956
2nd ranked group
2,633

Source: UniCredit New Europe Research Network - As at end 2005.
Note: 100% of total assets and revenues for controlled companies (stake>50%) and share owned for non-controlled companies; 100% of branches (excluding representative offices); including proforma and acquisitions in 2006.

UniCredit Group at a Glance

The Business Model

UniCredit Group

Retail Division	Corporate Division	Private Banking & Asset Management Division	Markets & Investment Banking Division	Poland's Markets Division	CEE Division	Global Banking Services Division

UniCredit has adopted a division-based organisational model that leverages to the utmost the competitive advantages derived from its geographic and business structure, and puts these directly at the service of our customers everywhere in Europe and abroad. The Group's full exploitation of these advantages will also enable it to improve operating efficiency in several areas and to achieve substantial growth in Economic Value Added (EVA) with significant contributions from all business divisions.

UniCredit has identified specialisation as a key success and differentiation factor for establishing a competitive advantage in the European market.

The Group has therefore adopted a division-based business model that can respond with maximum efficiency to the needs of different market segments by offering personalised service models as well as by giving operating divisions full responsibility for determining their own strategies.

The creation of value for UniCredit's customers and other stakeholders is increased by specialised service factories which can exploit the significant opportunities offered by global businesses and which can, at the same time, create and derive added value in every market in which the Group operates.

The Group has established centres of excellence in selected businesses at the international level (Asset Management, Investment Banking and global product lines such as leasing and consumer finance) in order to make products increasingly competitive and of the highest quality.

UniCredit has taken the strategic decision to manage commercial banking (such as Retail, Private and Corporate) as a multilocal businesses in Italy, Germany and Austria and to focus on emerging markets (Poland and CEE) at the local level in order to take full advantage of all the growth and value creation opportunities in those markets.

The Group's aim is to be recognised as a domestic player in every market in which it operates by placing a strong emphasis on its presence in local communities.

Revenues by Division (%)

As at 31 December 2006


21
10
14
21
Private Banking & AM
Corporate Banking
CEE & PM
Retail
MIB

As at 31 December 2006

Revenues by Geographic Area (%)


10
36
12
9
12
21
Italy
Germany
Austria
Poland
CEE
Others

UniCredit is characterised by the strong diversification of its revenues by business and geographic area. Commercial banking continues to be our main business. Retail banking is the most important source of revenues, generating one-third of the total, followed by corporate banking, which accounts for roughly 20% of total. The Group is highly focused on international markets, as demonstrated by its revenue breakdown by geographic market. Italy is the principal market for the Group, but substantial revenues are derived also from Germany, the CEE countries and Austria.

UniCredit Group at a Glance

Integrity: a Condition of Sustainability

While profit generation is an essential pre-requisite for ensuring business success and growth, in UniCredit's view it is not, however, sufficient per se.
Profit must be generated with the integrity that promotes reputation, both internally and externally in order to create sustainability.

UniCredit Group emphasizes the entrepreneurial ability of its employees. To do that the Group does not simply rely on an effective governance mechanism, but also on a set of shared values to which colleagues can relate in their working life.

The Integrity Charter enshrines the body of these shared values which represent our "Foundations of Integrity": Fairness, Respect, Freedom, Transparency, Reciprocity and Trust.

For each of the main stakeholder groups making up the business (Employees, Investors, Customers/suppliers, Local communities), UniCredit has explained how to interpret those "Foundations of Integrity" which are considered essential to transform profit into value in a sustainable way.

The aim is to provide a useful behavioural framework for the resolution of the dilemmas that employees inevitably encounter during their everyday activities, and to help them to make responsible and consistent professional decisions.

Employee distribution[1] (%)



25.1
8.6
10.7
18.0
17.9

Italy
Germany
Poland
Turkey
Austria
Others

1 By employee nationality.
Source: internal data as at 31 December 2006.

At UniCredit Group, cultural diversity is embraced and seen as a differentiating strength.

The percentage of people coming from the main geographical regions in which UniCredit operates is well balanced.



UniCredit Group

Values Expressed Through Our Behavior ...	... Building Our Reputation ...	... For All of Our Stakeholders
Fairness	Our key enabler	Our Colleagues
Transparency	to transform	Our Customers
Respect	our profits	Our Suppliers
Reciprocity	into	Our Investors
Freedom	sustainable value	The Local Communities in which We Operate
Trust		

It is this group identity, together with our strong performance and sense of innovation, which sets us apart from our competitors.

THE INTEGRITY CHARTER

- This means paying proper attention ... in order to make markets ever more open and competitive.

Fairness in relation to Local Communities

- We must be proactive in our relations with all stakeholders, by offering support, services and opportunities without discrimination.
- We should promote local development by choosing initiatives that take account of the real needs of communities and local areas and are consistent with the goal of creating sustainable value.

UniCredit Group

Create spaces for discussion and dialogue, in which mutual exchange of information may increase our legitimacy and reputation.

UniCredit Group



Gallo Giuseppe, [illegible] Veneziano", 2004, UniCredit Collection.

Strategy, Business Model and Results

Note to the Quarterly Report

This quarterly report, drawn up under IFRS as described in the Note at the end of the Report, has been prepared in accordance with the instructions given in Annex 3D of CONSOB Issuers' Regulations. Press releases relating to the significant facts of the period are available in the UniCredit website, together with the presentation made to the market of Q1 2007 results.

Since the beginning of the 2006 financial year, the most significant changes in the scope of consolidation were principally due to the HVB Group, with the entry of 3 subsidiaries in the Retail Division (Planethome AG and its subsidiaries Planethome GmbH and Enderlein) and the exit of Indexchange and HVB Payments & Services GmbH. Compared to Q1 2006, further significant changes in the scope of consolidation between March and December 2006 comprised the entry of HVB Capital Partners AG and of 19 subsidiaries of BA-CA, of which 17 make up the real estate sub-group "Universale International Realitäten GmbH" and the sale of Splitska Banka, Uniriscossioni, 2S Banca and Banque Monégasque de Gestion. For comparison purposes, the reclassified income statement also includes the change in individual items over Q1 2006, scope of consolidation and exchange rates to translate subsidiaries' income statements being the same.

2006 quarterly income statements were restated following the completion of the Purchase Price Allocation process in respect to the HVB Group business combination, which had a positive impact on the Group's net profit for Q1 2006 of €25 million.

The main assets recognised as "Non current assets and disposal groups classified as held for sale" under IFRS 5 in the balance sheet as at 31 March 2007 concerned "BPH200", the business that will be sold following the agreement with Polish Authorities, and Istratourist, a subsidiary of Zagrebacka Banka operating in the holiday industry already recognised under this item in 2006 annual financial statements.

Finally, segment reporting is presented on the basis of our new organisational structure, viz. the six business Divisions (Retail, Corporate, Private Banking & Asset Management, Markets & Investment Banking, Poland's Markets, and Central Eastern Europe) and provides details of income statement data determining profit before tax. For the Central Eastern Europe and Poland's Markets Divisions, profit for the period (after tax) is also presented.
In Q1 2007 the scope of the divisions changed due to the transfer of CAIB International and its subsidiaries from the Corporate Division to the MIB Division, as well as LocatRent from the Corporate Division to the Corporate Centre.
The Divisions' income statements of previous periods were restated to reflect these changes.

Highlights

Income Statement

(€ million)

	Q1 2007	Q1 2006	CHANGE
Operating income	6,577	5,986	+9.9%
Operating costs	3,386	3,324	+1.9%
Operating profit	3,191	2,662	+19.9%
Profit before tax	2,792	2,260	+23.5%
Net Profit attributable to the Group	**1,780**	**1,382**	**+28.8%**

Profitability ratios

	Q1 2007	Q1 2006	CHANGE
ROE[1]	19.7%	17.0%	+2.7
Cost/income ratio	51.5%	55.5%	-4.0
EVA[2] (€ ml.)	986	567	419

Balance sheet main items

(€ million)

	AMOUNTS AS AT 31.03.2007	AMOUNTS AS AT 31.12.2006	CHANGE
Total assets	846,460	823,284	+2.8%
Loans and receivables with customers	448,896	441,320	+1.7%
Deposits from customers and debt securities in issue	495,574	495,255	+0.1%
Shareholders' equity	**40,339**	**38,468**	**+4.9%**

Capital ratios

	AS AT 31.03.2007	AS AT 31.12.2006	CHANGE
Core Tier 1/Total risk-weighted assets	5.99%	5.82%	+0.17
Total regulatory capital/Total risk-weighted assets	10.60%	10.50%	+0.10

Staff and branches

	AS AT 31.03.2007	AS AT 31.12.2006	CHANGE
Employee[3]	135,857	137,197	-1,340
Employees (KFS Group consolidated proportionally)	126,459	127,731	-1,272
Branches[4]	7,414	7,357	+57

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM DEBT	OUTLOOK
FITCH RATINGS	F1	A+	POSITIVE
Moody's Investors Service	P-1	Aa2	STABLE
Standard & Poor's	A-1	A+	STABLE

1. Annualized data, calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge).
2. Economic Value Added, equal to the difference between the NOPAT (net operating profit of the year after taxes) and the cost of capital.
3. "Full time equivalent" data, calculated according to a new methodology which does not include unpaid leaves. These figures include all Koç Financial Services Group employees, although such Group is consolidated proportionately.
4. These figures include all Koç Financial Services branches, although such Group is consolidated proportionately. The December 2006 figure has been restated pro-forma to ensure comparability with the March 2007 figure (approximately 90 branches more).

Note to the Quarterly Report

Condensed Consolidated Accounts

Consolidated Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
	31.03.2007	31.12.2006	AMOUNT	PERCENT
Assets				
Cash and cash balances	5,766	5,681	+85	+1.5%
Financial assets held for trading	196,472	191,593	+4,879	+2.5%
Loans and receivables with banks	93,618	83,715	+9,903	+11.8%
Loans and receivables with customers	448,896	441,320	+7,576	+1.7%
Financial investments	59,228	59,130	+98	+0.2%
Hedging instruments	2,702	3,238	-536	-16.6%
Property, plant and equipment	8,569	8,615	-46	-0.5%
Goodwill	9,936	9,908	+28	+0.3%
Other intangible assets	3,142	3,428	-286	-8.3%
Tax assets	7,947	7,746	+201	+2.6%
Non-current assets and disposal groups classified as held for sale	2,657	573	+2,084	+363.7%
Other assets	7,527	8,337	-810	-9.7%
Total assets	**846,460**	**823,284**	**+23,176**	**+2.8%**
Liabilities and shareholders' equity				
Deposits from banks	147,504	145,683	+1,821	+1.2%
Deposits from customers and debt securities in issue	495,574	495,255	+319	+0.1%
Financial liabilities held for trading	118,297	103,980	+14,317	+13.8%
Financial liabilities designated at fair value	2,590	1,731	+859	+49.6%
Hedging instruments	2,942	3,708	-766	-20.7%
Provisions for risks and charges	6,848	6,871	-23	-0.3%
Tax liabilities	6,924	6,094	+830	+13.6%
Liabilities included in disposal groups classified as held for sale	2,884	97	+2,787	n.s.
Other liabilities	18,048	17,123	+925	+5.4%
Minorities	4,510	4,274	+236	+5.5%
Shareholders' equity	40,339	38,468	+1,871	+4.9%
- Capital and reserves	*36,422*	*30,855*	*+5,567*	*+18.0%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*2,137*	*2,165*	*-28*	*-1.3%*
- Net profit	*1,780*	*5,448*	*-3,668*	*-67.3%*
Total liabilities and shareholders' equity	**846,460**	**823,284**	**+23,176**	**+2.8%**

Consolidated Income Statement

(€ million)

	Q1		CHANGE		
	2007	2006	€M	PERCENT	ADJUSTED[1]
Net interest	3,237	2,961	+276	+9.3%	+11.0%
Dividends and other income from equity investments	110	107	+3	+2.8%	+3.4%
Net interest income	**3,347**	**3,068**	**+279**	**+9.1%**	**+10.8%**
Net fees and commissions	2,275	2,133	+142	+6.7%	+8.5%
Net trading, hedging and fair value income	830	693	+137	+19.8%	+21.0%
Net other expenses/income	125	92	+33	+35.9%	+42.7%
Net non-interest income	**3,230**	**2,918**	**+312**	**+10.7%**	**+12.5%**
OPERATING INCOME	**6,577**	**5,986**	**+591**	**+9.9%**	**+11.6%**
Payroll costs	-2,044	-1,950	-94	+4.8%	+6.8%
Other administrative expenses	-1,120	-1,123	+3	-0.3%	+1.4%
Recovery of expenses	65	55	+10	+18.2%	+18.6%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-287	-306	+19	-6.2%	-4.3%
Operating costs	**-3,386**	**-3,324**	**-62**	**+1.9%**	**+3.8%**
OPERATING PROFIT	**3,191**	**2,662**	**+529**	**+19.9%**	**+21.3%**
Provisions for risks and charges	-44	-64	+20	-31.3%	
Integration costs	-16	-	-16	-	
Net write-downs of loans and provisions for guarantees and commitments	-565	-515	-50	+9.7%	
Net income from investments	226	177	+49	+27.7%	
PROFIT BEFORE TAX	**2,792**	**2,260**	**+532**	**+23.5%**	
Income tax for the period	-821	-717	-104	+14.5%	
NET PROFIT	**1,971**	**1,543**	**+428**	**+27.7%**	
Profit (Loss) from non-current assets held for sale, after tax	-	23	-23	-100.0%	
PROFIT (LOSS) FOR THE YEAR	**1,971**	**1,566**	**+405**	**+25.9%**	
Minorities	-191	-184	-7	+3.8%	
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,780**	1,382	**+398**	**+28.8%**	

Note. Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income

1. At constant FX and scope of consolidation.

Note to the Quarterly Report

Consolidated Income Statement - Quarterly Figures

Consolidated Income Statement (€ million)

	2007	2006			
	Q1	Q4	Q3	Q2	1
Net interest	3,237	3,250	3,002	2,942	2,961
Dividends and other income from equity investments	110	180	150	268	107
Net interest income	**3,347**	**3,430**	**3,152**	**3,210**	**3,068**
Net fees and commissions	2,275	2,155	1,951	2,109	2,133
Net trading, hedging and fair value income	830	234	431	564	693
Net other expenses/income	125	45	96	101	92
Net non-interest income	**3,230**	**2,434**	**2,478**	**2,774**	**2,918**
OPERATING INCOME	**6,577**	**5,864**	**5,630**	**5,984**	**5,986**
Payroll costs	-2,044	-2,021	-1,926	-1,948	-1,950
Other administrative expenses	-1,120	-1,156	-1,095	-1,057	-1,123
Recovery of expenses	65	100	64	66	55
Amortisation, depreciation and impairment losses on intangible and tangible assets	-287	-369	-289	-303	-306
Operating costs	**-3,386**	**-3,446**	**-3,246**	**-3,242**	**-3,324**
OPERATING PROFIT	**3,191**	**2,418**	**2,384**	**2,742**	**2,662**
Goodwill impairment	-	-9	-	-	-
Provisions for risks and charges	-44	-274	-56	-79	-64
Integration costs	-16	-361	-52	-52	-
Net write-downs of loans and provisions for guarantees and commitments	-565	-552	-665	-501	-515
Net income from investments	226	108	450	449	177
PROFIT BEFORE TAX	**2,792**	**1,330**	**2,061**	**2,559**	**2,260**
Income tax for the period	-821	-345	-442	-634	-717
NET PROFIT	**1,971**	**985**	**1,619**	**1,925**	**1,543**
Profit (Loss) from non-current assets held for sale, after tax	-	-	17	16	23
PROFIT (LOSS) FOR THE YEAR	**1,971**	**985**	**1,636**	**1,941**	**1,566**
Minorities	-191	-92	-174	-230	-184
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,780**	**893**	**1,462**	**1,711**	**1,382**

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income. The income statements of the previous quarters have been restated in order to account for the effects of finalisation of Purchase Price Allocation associated with the HVB Group business combination.

Explanatory Notes and Directors' Remarks

The External Scenario

Macroeconomic Scenario

In the first three months of 2007, the trend was still rather positive for the world economy, despite the appearance of varying performance in key areas.

The most noteworthy development in fact was a certain divergence between the economic cycle in the United States and in Europe. In fact, mixed signals continued to come from the U.S. economy, which were not so negative as to suggest a recession but weak enough for a growth rate well below potential. Indeed, U.S. GDP growth for Q107 was 1.3% annualized q/q, with a continued extremely strong negative contribution by residential investment, a small improvement in business investment, though at low levels, and steady consumer spending, albeit at a weaker pace than during the previous quarter.

In Europe, instead, the numbers continued to show positive performance. The manufacturing sector in Germany grew by 0.9% mom both in January and in February, with a y/y change well above 7%.

After a brief lull in the first three months of 2007, the German IFO business confidence index resumed growth in April to stand at historical highs.
The VAT increase does not appear to have had a particularly strong effect on the German economy. In the other European countries, performance was positive as well, though less brilliant. In Italy, industrial production in the first two months of 2007 was weak, but the strong rebound in business confidence in April suggests the possibility of a good recovery in the following months.

In this scenario, the European Central Bank raised interest rates again in March to 3.75% and suggesting the likelihood of further tightening in June, whilst the Fed left U.S. interest rates unchanged, although the market is pricing in the possibility of rate cuts. This differing outlook led to the dollar weakening against the euro (up to a historical high of 1.365 in April) and to a strong narrowing of the Treasury-Bund spread (up to 45bps from 100bps on average in 2006). As the month of February wound to a close, fears of overvaluation in some Asian markets, weak economic data in the U.S., and fears of possible financial market repercussions from troubles in the sub-prime lending market, again in the U.S., unleashed marked volatility on equity markets, which disappeared fairly quickly, however, in the following weeks.

As far as the CEE countries are concerned, after a year of particularly strong growth (6.5% y/y on average in 2006), the region continued to show solid economic growth even in the first months of 2007, with only slight slowing from the previous year. Private investment and consumer spending continued to drive economic growth almost everywhere. Exports also remained favourable in many countries. Hungary nevertheless began to give the first signs of the restrictive tax reform plan implemented by the government.

Exchange rates moved in the direction of general appreciation, despite increased volatility, especially during the sell-off in financial markets between late February and early March. Institutional investors' positive sentiment towards the region's currencies nevertheless strengthened starting in the second half of March, especially after the Slovakian crown central parity revaluation against the euro within ERM II.

Inflationary pressures remained contained almost everywhere, thanks also to the strong currency appreciations, with the exception of the Baltic countries, where there were renewed risks of the economy overheating.

Accordingly, the CEE central banks chose to maintain a prudent stance, leaving interest rates unchanged. In Latvia, however, the central bank raised rates by 50 bps in March to ward off currency devaluation speculation and increased inflationary pressures. In contrast, strong currency appreciation prompted the Slovakian central bank to cut rates by 25 bps in March. Even the Romanian central bank cut rates by 125 bps overall during the first quarter, prompted by low inflation and strong currency appreciation.

Explanatory Notes and Directors' Remarks

Banking and Financial Markets Scenario

Even though the chief drivers of bank profitability continued to paint an essentially positive picture, they showed some signs of weakening during Q107. From the standpoint of revenues from services, in particular, the crisis in the financial markets in late February, though more than offset by subsequent gains, seems nevertheless to have weakened investor confidence to some extent by increasing aversion to risk, with a pull back in the asset management industry. As far as interest income is concerned, even though lending volumes continued to grow at a steady pace during Q107, the progressive acceleration that characterised 2006 as a whole seems to have come to a halt.

In Italy, total loans grew by 10.4% y/y in March 2007 (+10.9% in December 2006), with an increase for non-financial companies of 12.2% y/y in February 2007 (+12.4% in December 2006). Consumer loans grew during the same period by 10.3% (+9.9% in December). Even in Germany, during the first two months of 2007, bank lending showed signs of relative slowing (+0% y/y in February from +0.5% at the end of 2006), caused primarily by the contraction of public sector and small business demand.

Lending to non-financial companies, on the other hand, continued its positive growth rates (+2.6% y/y in February 2007 from +3.4% in December 2006, according to ECB data). In Austria, lending growth essentially remained steady at an end-2006 pace (+5.2% y/y in February 2007 vs. +5.5% y/y in December 2006), with performance more solid in business loans and less robust in consumer loans.

Even from the standpoint of deposits, growth in volume continued during the first three months of 2007, characterised by greater interest in less liquid deposits than in current accounts. In Germany and Austria, time deposits in particular continued to grow at a fast pace, whilst in Italy, bonds issued by banks continued to be shown preference. In Italy as well, repurchase agreements also continued to experience decidedly sustained increases on the of about 20%. In retail banking in Austria, overall deposits grew by 4.1% y/y in February 2007 from 4.4% in December 2006, with non-current account deposits accelerating to 4.7% from 4.3%.
In Germany, time deposits grew by 11.9% y/y in February 2007 from 11.4% in December 2006, compared to an increase in total deposits of 5.3% (5.2% in December). In Italy, total deposits (excluding repurchase agreements) increased by 3.7% y/y in February according to the Italian Banking Association (+5.2% in December 2006), whilst bonds grew by 12% (11.4% in December 2006).

The Eurozone's continued tight monetary policy was reflected in new increases in bank rates in all of the major countries, though they varied in size. In Germany, whilst rates on deposits were raised 10 basis points (bps), those on loans remained unchanged from December levels. In Austria and Italy, on the other hand, the increase was higher for lending rates (+18bps and +16bps in the first two months in the two countries, respectively) than for deposit rates (+14bps and +11bps). This caused the spread to widen further (i.e. the difference between the rate for loans and the rate for deposits) both in Austria (jumping to 2.42% in February 2007 from 2.38% at the end of 2006) and in Italy (3.99% from 3.93% in December 2006), whilst in Germany, there was further narrowing, from 3.22% in December 2006 to 3.12% in February 2007.

In the financial markets, despite overall growth during the quarter (the Morgan Stanley Capital Index Europe exhibited growth of 2.8% at the end of March 2007 over December 2006), high volatility was the keynote, especially after the abrupt crash in late February triggered by Asian markets. This led to greater prudence among investors, reflected in less positive earnings for mutual funds. In Italy, the funds market ended Q107 practically unchanged from December levels (+0.1%), posting overall outflows during the period of €10.6 billion (-€17.9 billion net inflows in 2006). In Austria, total assets under management increased by 0.6% over December and inflows were only marginally positive during the quarter (+€208 million from +€9 billion for all of 2006). In Germany, on the other hand, the funds industry seems to have weathered the uncertainty better, with total assets increasing by 2.6% in the first two months and inflows reaching €25.8 billion (+€58.2 billion in 2006).

Highlights of Results and Performance for the Quarter

The Group achieved excellent results from integration with the HVB Group during Q107, in line with the objectives set at the start of the year, continuing to create value for its stakeholders. Operating profit, at approximately €3.2 billion, showed significant increases compared to both Q406 (+32%) and Q106 (approx. +20%).

Summary results (€ billion)


3.2
2.7
1.8
1.4
1.0
0.6
1 Q06
1 Q07
Operating Income
Net Profit
EVA

Breakdown of operating income (€ billion)


3.0
3.2
2.1
2.3
0.2
0.2
Other revenues
Net Trading income
Net Comm.
Net interest
Q1 06
Q1 07

Lending and deposits (€ billion)


423
441
449
269
288
294
229
246
250
31.03.06
31.12.06
31.03.07
Customer Loans
Customer Deposits
Assets under Management

Consolidated profit stood at €1,780 million, with an increase of approximately 29% over Q106, while ROE was slightly under 20%.

EVA of 986 million was generated during the quarter, with an increase of 419 million over Q106.

Operating profit drew on positive revenues performance (approx. +10% y/y), with positive contributions by all divisions, though more markedly so in the Markets and Investment Banking (MIB) division (approximately +16%) and in the Central and Eastern Europe (CEE) market (approximately +12%).

In terms of breakdown, growth appeared adequately balanced and sustainable, as shown by the significant increases in both interest income (+9.3%) and fees (+6.7%). Net interest income performance was due to both the increase in loans, as well as by the increase in interest rates, which favoured wider spreads particularly on the deposits side.

Loans to customers were €449 billion, increasing by almost 2% year to date and by over 6% on the comparable amount a year ago. Growth was sustained during the quarter by the Corporate and MIB divisions, whilst the process of reducing the non-core assets allocated to the German Corporate Centre continued.

Good performance strengthened in consumer credit (+4% during the quarter and +33% since March 2006) as well as in leasing (+8% since December 2006 and +13% in the last 12 months), with the stock of loans remaining essentially unchanged as a result of the slowdown in new loans and asset sales in Germany. The growth trend was also noted in deposits from customers (excluding

securities in issue), which stood at €294 billion, posting increases of 2% during Q1 and of more than 9% over 31 March 2006.

From the standpoint of net commissions, which reached €2.3 billion during the quarter, growth was particularly significant in the CEE region (+13%) and in the Corporate Division (+8%).

Looking at growth by type of commission, performance stands out in collections and payment services fees, with an increase of almost 30% from Q106.

Asset management fees, on the other hand, rose overall by only 3%, affected by a lower contribution from up-front and performance fees, although recurring fees from greater assets under management continued the growth trend. At 31 March 2007, in fact, the volume of assets managed by the Group's asset management companies exceeded €250 billion, increasing significantly in the last 12 months (+9.2%). Net inflows for Q107 overall were €2.5 billion, thanks to the key contribution of the USA and of the other foreign markets where the Group is present, amply offsetting the unfavourable scenario in the Italian market.

Trading, hedging and fair value income reached €830 million (approximately +20% y/y), largely influenced by the fair value measurement of our option on Generali stock, which had a positive impact of €58 million as opposed to a loss for nearly the same amount in Q1 06. Net of that effect, growth would have been approximately 3%, due essentially to the MIB division's improved results.

Contained growth of operating costs (less than 2% y/y), the result of efficiency gains and rationalisation actions, also reflected a positive exchange effect. At constant exchange rates and on a like-for-like basis in fact, the change was +3.8%. However, most of the increase is attributable to payroll costs (4.8% y/y, +6.8% at constant exchange rates and on a like-for-like basis), due to the extension of the effects of the significant staff expansion in the CEE Division implemented during the course of the previous financial year (especially in Russia and Hungary) and the increased impact of variable compensation linked to business results, particularly in the MIB Division and at the Group HQ.

FTE (full-time equivalent) staff numbers were 135,857 at 31 March 2007 , or 1,340 fewer than at the end of 2006. This change was due to the following factors:

- rightsizing in Retail (-353), in the CEE countries except Russia (-537), in the Corporate Centres and in GBS (-534);
- outsourcing operations and companies leaving the Group (-765);
- inclusion of new companies in the scope of consolidation (+335);
- growth initiatives in Russia, Leasing and Italy Retail (+514).

Other administrative expenses were substantially in line with 2006 (-0.3% y/y and +1.4% at constant exchange rates) and on a like-for-like basis. This was the result of efficiency gains, especially in Austria, on the one hand, and of the above-mentioned business expansion in the CEE region and the greater costs from the outsourcing of some back office and IT services in Germany, on the other. The decrease in amortisation and depreciation was due essentially to the end of the amortisation period for the IT investments made in Austria at the time of the merger between Bank Austria and Credit Anstalt.

The cost/income ratio showed an overall improvement of as much as 4 percentage points, going from 55.5% to 51.5%, in line with the objectives set.

Net Fees and Commissions (€ million)

	Q1		CHANGE	
	2007	2006	AMOUNT	PERCENT
Asset management, custody and administration:	1,171	1,182	-11	-0.9%
securities dealing and placement	*90*	*61*	*+29*	*+47.5%*
segregated accounts	*558*	*617*	*-59*	*-9.6%*
management of collective investment funds insurance products	*184*	*128*	*+56*	*+43.8%*
other securities	*339*	*376*	*-37*	*-9.8%*
Current accounts, loans and guarantees	463	446	+17	+3.8%
Collection and payment services	362	279	+83	+29.7%
Forex dealing	154	125	+29	+23.2%
Other services	125	101	+24	+23.8%
Total	**2,275**	**2,133**	**+142**	**+6.7%**

1. Data calculated with the KFS Group, which is consolidated proportionately, fully included. The data are stated adopting a different methodology than that published in the 2006 Annual Report, excluding unpaid absences.

These excellent operating results were matched by substantially unchanged credit risk. Growth in loan impairment losses and guarantee provisions (+9.7% y/y, but less than 1% if the non-recurring positive impact on 2006 of the Purchase Price Allocation is excluded) reflects growth in volume and a policy of greater coverage of impaired loans in Germany. The cost of risk (i.e. the ratio of impairment losses on loans and guarantee provisions, net of write-backs, to average RWA for credit risk) remained fundamentally unchanged as well during the quarter from previous-year levels (57 bps. as against 56 bps. for all of 2006), thanks also to selective efforts in reducing credit RWA in Austria and Germany.

The credit asset quality figures at 31 March 2007 showed appreciable improvements from the situation at the end of 2006. The book value of impaired loans dropped both in terms of actual amount (going from €14.3 billion to €13.5 billion), as well as in terms of the bad debt ratio (from 3.23% to 3%), thanks to the decrease in non-performing and restructured loans. The most noteworthy contributions came from Austria, Germany and the CEE region

Another positive factor is the change in the coverage ratio, with an increase of over 1 and a half percentage points (from 48.9% to 50.6%) on total impaired loans and of over 2 points (from 61.5% to 63.7%) on non-performing loans. This effect is the result of the above-mentioned policy of greater coverage implemented in Germany, especially in Retail.

Profit before tax was €2.8 billion, a decided increase (+23.5%) from Q106, thanks also to the greater contribution from investment income (€226 million as opposed to €177 million). Among the latter, we can highlight the income deriving from the sale of IndExchange in Germany (approximately €140 million) and of the Commercial Union shares held by BPH (approximately €45 million).

Net profit attributable to the Group in Q107 stood accordingly at €1,780 million, an increase of 29% over the same period of 2006.

Capital ratios were also up, with the Core Tier 1 ratio at 5.99% (from 5.82% at 31 December 2006) and the Total Capital ratio at 10.60% (from 10.50%).

Impaired loans to customers (by type)

(€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	TOTAL	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS
As at 31.03.2007						
Face value	17,678	4,714	**22,392**	3,772	1,131	**27,295**
as a percentage of total loans	*3.80%*	*1.01%*	***4.82%***	*0.81%*	*0.24%*	***5.87%***
Writedowns	11,254	1,162	**12,416**	1,250	150	**13,816**
as a percentage of face value	*63.7%*	*24.6%*	***55.4%***	*33.1%*	*13,3%*	***50.6%***
Carrying value	6,424	3,552	**9,976**	2,522	981	**13,479**
as a percentage of total loans	*1.43%*	*0.79%*	***2.22%***	*0.56%*	*0.22%*	***3.00%***
As at 31.12.2006						
Face value	17,698	4,847	**22,545**	4,394	1,016	**27,955**
as a percentage of total loans	*3.87%*	*1.06%*	***4.93%***	*0.96%*	*0.22%*	***6.12%***
Writedowns	10,886	1,259	**12,145**	1,388	146	**13,679**
as a percentage of face value	*61.5%*	*26.0%*	***53.9%***	*31.6%*	*14.4%*	***48.9%***
Carrying value	6,812	3,588	**10,400**	3,006	870	**14,276**
as a percentage of total loans	*1.54%*	*0.81%*	***2.36%***	*0.68%*	*0.20%*	***3.23%***

Explanatory Notes and Directors' Remarks

Contribution of Divisions to Group Results

The Divisional results for Q107 bear out the fact that the Group's business portfolio is well balanced.

Almost all of the Divisions posted double-digit annual increases both in terms of the operating profit and profit before tax.

Marked improvements were achieved, in short, by all business areas in terms of cost/income ratios and creation of value.

Key figures (€ million)

	RETAIL	CORPORATE	PRIVATE BANKING & ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	POLAND'S MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
OPERATING INCOME								
Q1 2007	2,045	1,241	626	1,150	557	751	207	**6,577**
Change over Q1 2006	*4.4%*	*4.5%*	*2.6%*	*16.2%*	*9.0%*	*15.2%*	*165.4%*	***9.9%***
Operating costs								
Q1 2007	-1,301	-399	-318	-422	-259	-377	-310	**-3,386**
Change over Q1 2006	*-1.8%*	*1.8%*	*4.8%*	*10.8%*	*-0.8%*	*6.5%*	*11.9%*	***1.9%***
OPERATING PROFIT								
Q1 2007	744	842	308	728	298	374	-103	**3,191**
Change over Q1 2006	*17.5%*	*5.9%*	*11.6%*	*19.5%*	*19.2%*	*25.5%*	*n.s.*	***19.9%***
PROFIT BEFORE TAX								
Q1 2007	531	680	297	941	315	310	-282	**2,792**
Change over Q1 2006	*25.2%*	*6.6%*	*10.4%*	*51.5%*	*38.2%*	*27.0%*	*n.s.*	***23.5%***
EVA								
Q1 2007	164	187	178	393	97	133	-167	**986**
Change over Q1 2006	*57*	*20*	*27*	*91*	*24*	*46*	*153*	***419***
Cost/income ratio								
Q1 2007	63.6%	32.2%	50.8%	36.7%	46.5%	50.2%	149.8%	**51.5%**
Change over Q1 2006	*-41bp*	*-9bp*	*-40bp*	*-18pb*	*-46pb*	*-41pb*	*n.s.*	***-40pb***
Employees[1]								
as at 31 March 2007	34,830	8,941	5,653	3,288	25,466	37,342	20,337	**135,857**
Change over 31 December 2006	*-4*	*243*	*25*	*70*	*-180*	*-223*	*-1.271*	***-1.340***

1. Full time equivalent. KFS Group, which is consolidated proportionately is considered at 100%.

Retail

UniCredit's Retail Division focuses on the financial needs of the mass-market and affluent individuals, together with small businesses in Italy, Germany and Austria. The objective of the Division is to pool and leverage all retail banking know-how available in the Group and put it at the service of all of our customers, regardless of their location.
This allows for high and sustained growth in a market that changed remarkably over the last years in Europe in terms of increasing competition and monetary and fiscal policies.

Income Statement (€ million)

	2007	2006		CHANGE ON Q1 2006	
RETAIL DIVISION	Q1	Q4	Q1	AMOUNT	%
Operating income	2,045	1,910	1,958	87	+4.4%
Operating costs	-1,301	-1,219	-1,325	24	-1.8%
Operating profit	744	691	633	111	+17.5%
Net write-downs on loans	-220	-348	-194	-26	+13.4%
Profit before tax	531	282	424	107	+25.2%

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
RETAIL DIVISION	31.03.07	31.12.06	AMOUNT	%
Loans to customers	139,042	138,838	204	+0.1%
Customer deposits (incl. Securities in issue)	143,961	146,181	-2,220	-1.5%
Total RWA	90,738	90,026	711	+0.8%
RWA for Credit Risk	89,359	88,611	748	+0.8%

Financial Performance

At the end of March 2007,
Retail Division posted a profit before tax of €531 million, representing an increase of €107 million (up by 25% y/y).
The three countries contributed in a very diversified way to the Total Division profitability: Italy, with 61% of operating income, generated 73% of Total Division Operating Profit, while Germany and Austria are continuing the restructuring process started in 2006.

Key Ratios and Indicators

	2007	2006		CHANGE ON Q1 2006	
RETAIL DIVISION	Q1	Q4	Q1	AMOUNT	%
EVA (€ million)	164	37	107	57	+53.6%
Absorbed Capital (€ million)	5,377	5,282	5,168	209	+4.0%
RARORAC	12.23%	2.83%	8.28%	395bp	
Operating Income/RWA (avg)	9.05%	8.38%	8.75%	30bp	
Cost/Income	63.6%	63.8%	67.7%	-405bp	
Cost of Risk	0.99%	1.55%	0.88%	11pb	

The profitability growth was driven by a net interest income increase thanks to raise in interest rates (1-month Euribor rose 123 bp over 2006 first quarter average) and volumes growth, coupled with good cost management actions, which led expenses down by 2% year on year.

Staff Numbers

	AS AT		CHANGE	
RETAIL DIVISION	31.03.07	31.12.06	AMOUNT	%
Full Time Equivalent	34,830	34,834	-4	-0.0%

Operating income reached €2,045 million, with a 4% increase y/y, mainly bolstered by net interest income (€1,220 million, up by 7% y/y), while net fees and commissions grew up by 1% at the end of March 2007 with a more qualitative mix between up-fronts and recurring fees.

As regards sales initiatives, in Italy **UniCredit Banca** launched two important actions aimed at acquiring new customers and at increasing total financial assets.

With "Trasloco Facile", UniCredit Banca repays to the new customers the former current account closing expenses and other related costs (e.g. securities transfers). As at 31 March 2007, more than 230 million of new financial assets were achieved, of which nearly 120 only in the last month.

Explanatory Notes and Directors' Remarks

"Genius Ricaricabile" is the first rechargeable current account, which can even become free: 10.000 new current accounts were sold in the last two months after launch, of which 8.000 openings in March.

2007 first quarter was by far the best in years both for current account growth (net new current accounts over 47,000) and net customer acquisition (more than 36,500, of which 16,700 acquired in the last month).

As regards other Retail core businesses, the cooperation between **UniCredit Banca** and **Banca per la Casa**, the specialized platform on mortgages, generated in the first quarter 2007 a new production of €2.6 billion (up by 8% y/y). Italian Retail Division consolidated a stable 17% new production market share in December 2006 (source Bank of Italy). Looking at sales channels, Branches contributed with €0.9 billion (up by 43% over the first 2006 quarter), while Third Partnerships totalled €1.7 billion, slightly lower than the first 2006 quarter.

Thanks to the synergy with **Clarima**, the consumer credit specialized platform, Italian Retail Division at the end of February 2007 confirmed a 6% new production market share (source Assofin). The first quarter 2007 new flows (personal loans, POS financing loans, credit cards and salary guaranteed loans) reached €0.9 billion, up by 19% y/y, with a double digit growth of both captive (up by 21%) and non-captive channel (up by 14%) and an appreciable penetration of credit protection insurance products, which was nearly 90% on personal loans.

On product side, at the end of March 2007 the personal loan new production (including POS financing) totalled €483 million (up by 14%); credit card spending achieved €390 million (up by 25% y/y) with a total number of issued cards nearly 1.5 million (up by 25% y/y), of which 960 thousands of revolving cards (up by 22% y/y).

In Germany, **HVB** experienced a good evolution of deposits business year on year, supported by the continued success of Willkommenskonto with further 17,000 new customers won. Furthermore a very good performance in investment products sales is posted: Top Certificate seller Zinsass registered over €400 million of sales and closed end funds increased of 30% thanks to the very successful Real Estate fund H.F.S. and the Private Equity fund Hannover Leasing Private Invest 1.

In line with the planned activities, Clarima settled up its German Branch aimed at building synergies with HVB's Retail network, starting the first revolving card issuing on March 21st.

In Austria, the new and promising launch of the **BA-CA** AnlageCheck, an investment advisory tool especially designed for 240.000 affluent customers by January 2007, supports the relationship managers in active wealth management.
This tool follows the individual customers risk disposition fulfilling need-based approach, the analysis of the current asset allocation, sound consultancy and finally the design of an optimal portfolio mix, follow the individual customer's risk disposition. The attractive managed portfolio FokusInvest was also introduced in March 2007, which, combined with WeltaktienIndex GarantieAnleihe or PowerGarantie, represent successful BA-CA securities solutions.
Moreover, the business development in the mass market customer segment showed a solid savings volume, especially with the new ErfolgsKapital fix. As by the end of March 2007 this savings account product accounted for €129 million, of which €10 million were sold online. Aside the traditional Austrian orientation towards savings accounts the launch of the housing finance campaign triggered successful sales steps.

Operating costs totalled €1,301 million, up by 2% y/y, thanks to a huge decrease on other administrative expenses (down by 5% y/y), which completely offset the payroll costs increase (up by 3% y/y), partially due to labour agreements renewals and higher incentive system's expenses, related to revenues growth.

At the end of March 2007 the number of FTE was shortened by 4 units over end of December 2006, but the decrease would be higher (about -300 units) including Planet Home not consolidated in 2006 figures.

The **cost-income ratio** decreased to 63.6% (67.7% at the end of March 2006), as a combined result of revenues increase and cost efficiency.

The components described above generated **operating profit** of €744 million (€111 million, up by 18% y/y).

Net write downs on loans reached €220 million (up by 13% y/y), which affected a 11 basis point worsening impact on **cost of risk** (from 0.88% to 0.99%), with a decrease in Italy (down by 12%) and an increase in Germany (the comparison 2006 and 2007 is not meaningful because of 2006 provisions affected by the carve out of non strategic assets, so called "Special Credit Portfolio").

Retail Division **customer loans** achieved 139 billion, while **Customer deposits**, including Securities in issue, slightly decreased year on year from 146 billion to 144.

Retail Division achieved a 164 million **EVA** (up by 53% y/y) with a 12.2% **RARORAC** (up by 404 bp y/y), thanks to increases on **RWA productivity** (operating income over average RWA 30 bp over Q106) and RWA substantially stable.

These buoyant financial performances were also attributable to the continuous focus on customer satisfaction activities. The customer satisfaction index (TRI*M)[1] continued the increasing trend in the first three months of 2007, in particular in Italy (up to 61 from 58) and in Germany (up to 63 from 61). All segments contributed to the growth, more in detail in Italy mass market grew from 59 to 62, affluent from 55 to 57 and small business from 53 to 59, while in Germany mass market went up from 62 to 64, affluent from 57 to 59 and small business from 55 to 58.

Looking at Customer Total Financial Assets, managerial data at March 2007, Italian mix showed 72% of indirect deposits (Assets under Management and Assets under Custody), while portfolios started changing their mix in Germany (46% of Direct Deposits, 30% of AuM and 25% of AuC) and Austria (60% of Direct Deposits, 24% of AuM and 16% of AuC), which are traditionally characterized by higher shares of saving deposits.

Lines of business and divisional strategy by contribution of individual business/geographical region

Customer Total Financial Asset (€ billion) March 2007


159.1
Direct deposits
44.3
AUM
56.5
AUC
58.3
61.3
28.1
18.1
15.1
50.9
30.3
12.4
8.2
Italy
Germany
Austria
Share of total
56.6%
22.6%
18.8%

Total loans to customers (€ billion) March 2007


72.4
Other
SB M/L-term
SB short-term
Consumer credit
Households
mortgages
2.6
9.6
4.5
46.1
45.7
2.1
15.2
0.9
1.1
26.4
20.0
1.7
5.5
3.1
8.8
0.9
Italy
Germany
Austria
Share of total
52.1%
33.1%
14.5%

Mix of Total Loans to Customers were also different in the three countries. Households mortgages, although it was the product with the largest share everywhere, represented 64% of loans in Italy, 58% in Germany and 44% in Austria. Loans to small businesses showed a higher share of short-term in Italy (50% of loans in the segment), while in Austria were 23% and in Germany only 6%.

1. **TRI*M Index** measures the level of Customer retention through a weighed sum of evaluations that interviewees give to Company based on 4 main components of Retention, 2 of which are related to Satisfaction (Overall Performance and Likelihood to Recommend) and 2 to Loyalty (Likelihood to Repurchase and Competitive Advantage).

Explanatory Notes and Directors' Remarks

Corporate

Corporate banking market services and solutions to medium and large business enterprises

The Group's Corporate Division serves mainly clients with an annual turnover of over €3 million providing a range of dedicated products and services.
In order to become the favourite partner in the corporate world, and to better meet its customer base requirements, the Corporate Division has been pursuing the transfer of best practices developed in each country as well as a strong emphasis on staff qualifications.

Commercial and Financial Performance

The Corporate Division closed Q1 2007 with better than expected results both in terms of increase in revenues and control of costs thus showing an improvement in all operating and financial metrics.

Given the good trend of **Net Interest Margin** (+4.1% y/y) and the positive performance of Net non interest income (+5.6% over Q1 2006), **operating income** grew 4.5% y/y to 1,241 million. In spite of fierce competition the increase in interest margin was driven by growing loans volumes and by strong increase in deposits from customers volumes (net of securities).

Higher payroll costs (+8.7% y/y) and movements in the value of intangible and tangible fixed assets bringing to higher write downs on investments (mainly arising from the growth in operating leases) partially offset by the effective control of other

Income Statement (€ million)

	2007	2006		CHANGE ON Q1 2006	
CORPORATE DIVISION	Q1	Q4	Q1	AMOUNT	%
Operating income	1,241	1,231	1,187	54	+4.5%
Operating costs	-399	-405	-392	-7	+1.8%
Operating profit	842	826	795	47	+5.9%
Net write-downs on loans	-177	-286	-172	-5	+2.9%
Profit before tax	680	502	638	42	+6.6%

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
CORPORATE DIVISION	31.03.07	31.12.06	AMOUNT	%
Total Loans	189,127	185,910	3,217	+1.7%
o.w. with customers	178,555	175,235	3,320	+1.9%
Customer deposits (incl. Securities in issue)	83,424	83,620	-196	-0.2%
Total RWA	159,578	156,712	2,867	+1.8%
RWA for Credit Risk	154,909	152,050	2,859	+1.9%

Key Ratios and Indicators

	2007	2006		CHANGE ON Q1 2006	
CORPORATE DIVISION	Q1	Q4	Q1	AMOUNT	%
EVA (€ million)	187	116	167	20	+11.8%
Absorbed Capital (€ million)	10,057	9,845	9,657	399	+4.1%
RARORAC	7.44%	4.70%	6.93%	51bp	
Operating Income/RWA (avg)	3.14%	3.09%	3.04%	10bp	
Cost/Income	32.2%	32.9%	33.0%	-87bp	
Cost of Risk	0.46%	0.74%	0.45%	1bp	

Breakdown of loans by country and deposits (€ million)

	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
CORPORATE DIVISION	31.03.2007	31.12.2006	%	31.03.2007	31.12.2006	%
Italy	80,612	78,627	+2.5%	33,551	34,449	-2.6%
Germany	55,055	55,511	-0.8%	30,565	29,499	+3.6%
Austria	42,888	41,097	+4.4%	19,308	19,672	-1.9%
Total	**178,555**	**175,235**	**+1.9%**	**83,424**	**83,620**	**-0.2%**

Staff Numbers

			CHANGE	
CORPORATE DIVISION	31.03.2007	31.12.06	AMOUNT	%
Full Time Equivalent	8,941	8,698	243	+2.8%

administrative expenses (-7% y/y), lead to a growth of total costs below 2%y/y.

Top Management strong commitment on value creation is confirmed by the increase in EVA (+11.8% Y/Y) as well as in RARORAC (+51bps y/y) which are due to the very good performance in Non Interest Income, to the growth of deposits and also to active balance sheet management for optimizing capital allocation. Growth in Operating Income /RWA ratio was sustained by focus on fee based revenues and by control of RWA trends. Given the strong performance of total revenues (+4.5% y/y) and thanks to the tight control of costs (+1.8% y/y) the cost-income ratio decreased by about 90bps over Q12006 and reached 32.2%.

The increase of FTEs (+243 y/y) is mainly due to change of perimeters in Leasing, new consolidations (around 160 FTEs) and to the expansion plan in UBI and HVB reflecting for both Banks in external hiring of skilled RMs as well as internal transfer of staff.

The growth of the Division was further supported by total loans to customers (+1.9% vs December 06) and deposits trends (+0.6% net of debt securities in issue). At single country level, Italy and Austria increased significantly their loans (respectively +4.4% and +2.5%).In Germany we account a decrease (-0.8% y/y), even if the latter would have turned into an increase of 0.4%y/y for HVB when not consolidating CREF, where a decrease in loans took place due to reduction in non profitable assets and successful restructuring. The global business line Leasing shows a strong increase in volume of new business (+26% y/y), both in emerging CEE (+48% y/y), but also other regions.

Given the good trend of Net Interest Margin (+11.6% y/y) and despite the slow-down in the derivatives market in Italy, **operating income** grew 4.8% y/y to 608 million (+€28 million y/y).

On the cost side, operating costs grew by 6.4% y/y, in particular due to higher payroll costs (+8.7% y/y, due also to the staffing of new branches in expansion regions). In spite of the strong control on risk, UBI net write downs on loans increased by €20 million due to higher loans volume and to a particularly low Q1 06 for IAS introduction.

Given the above mentioned phenomenon the cost-income ratio stood at 30.1% slightly over Q12006.

Thanks also to the good performance of special commercial actions, the growth of the Division in Italy was supported by a sound positive trend in both loans and deposits (in UBI), with also an increase of volume of new leasing business by 16% y/y.

Due to the reduction in non profitable assets for CREF, we have a decrease by 4.3% y/y of **Net Interest Margin**, fully offset by an increase of 15.8% y/y of **Net Non Interest Income**, thus **operating income** is stable q/q at 354 million (+0.3% y/y).

On the cost side we have a decrease of operating costs by 4.8% y/y, due to tight control of other administrative expense (-12.8% y/y), even if partially offset by higher payroll costs (+8.9% y/y, due also to the staffing of new branches and external hiring of RMs within the frame of the expansion strategy). The cost-income ratio stood at 33.3%, with an improvement of about 180 bps over Q1 2006.

A positive trends in loans and deposits supported the division's growth, with an increase in total loans for HVB (when not consolidating CREF) and of deposits from customers. The global business line Leasing shows a strong increase in volume of new business (+59% y/y) thanks also to the introduction of Groups best practices in the distribution of leasing products through the banking channel.

In spite of the fierce competition in the region, Bank Austria continues to pursue its task to strengthen the commercial position in industrial districts and specific niche markets. Thanks to this strategy operating income for Bank Austria shows an increase of 9.8% y/y, with an increase of Net Interest Income (+0.6%y/y, of which Net Interest Margin +2% y/y) and a strong increase in Net Non Interest Income (of which Net Commissions +19.5% y/y).

On the cost side operating costs increase by 2% y/y, due to an increase in payroll costs (+5.4% y/y) and a strong decrease of other administrative expense (-9.4% y/y). The cost-income ratio stood at 35.1%, with an improvement of about 270 bps over Q1 2006.

Contribution by country (€ million/%)

	Q1 2007 Operating Income	Q1 2007 Operating Cost	Q1 2007 Operating Profit	Q1 2006 Operating Income	Q1 2006 Operating Cost	Q1 2006 Operating Profit
Total	1,241	399	842	1,187	392	795
Italy	49%	46%	50%	49%	44%	51%
Austria	22%	25%	21%	21%	24%	20%
Germany	29%	30%	28%	30%	32%	29%

Key projects and initiatives in Q1 2007

Given the strong commitment of top management on organic growth the Division continued to develop each individual national market by sharing best practices and by expanding the Division's network coverage in selected regions (**"Revenue Growth Project"** in Italy and similar strategies in Germany and Austria). All countries have implemented a strategy involving improved cooperation amongst banks and companies operating in non-banking sectors (such as leasing, which is already benefiting from increasing volumes of new business), as well as leveraging the Group's international presence in order to strengthen relationships with companies operating in foreign market. Strong attention has also been paid to develop commercial campaigns in specific business segment.

The new organizational-managerial model for the leasing business will assign to a Sub-holding (UniCredit Global Leasing) the direction, the coordination and the control of the leasing business in Italy, Germany, Austria and Central Eastern Europe countries. According to the scheduled timeline, the next key milestones to reach the target structure will be the establishment of the company, as soon as we will receive the authorization of Bank of Italy, and after the transactions in order to achieve the target structure will take place.

Private Banking & Asset Management

Commercial and Financial Performance

Total assets managed and administered by the Private Banking and Asset Management Division reached €439 billion during Q107, growing 1.7% (+€7 billion) year to date, thanks to net inflows (€3.6 billion, including €2.5 billion under management) and the inclusion of the former Capitalinvest Asset Management companies operating in the CEE region within the Division's scope of consolidation, for €1.2 billion.

When compared to the March 2006 figures, total assets showed double-digit growth of 13.7% (+ €53 billion) due to increases in both assets under management (+ 8.6% or €22.7 billion, including €10 billion from the acquisition of Vanderbilt in the US in April 2006), as well as in assets under administration and in deposits in Private Banking (+ €21.3 billion and + €6.7 billion, respectively).

From the standpoint of financial results, thanks to double-digit growth in average assets under management (AUM+10%) and the cost containment policy, the Division achieved an operating profit of €308 million with good growth over the previous year (+11.6%) and profit before tax of €297 million (+10.4% y/y).

The value indicators complete the very rosy picture, with EVA up by 18% over 2006 and RARORAC at 44.2% for Q107 (versus 41.8% in Q106).

Operating income improved by 2.6% or €16 million compared to the previous year, standing at €626 million, thanks to the very positive contribution of interest income in Private Banking (+21%). Commissions, net of the changes in the Asset Management scope of consolidation

Total Financial Assets (€ billion)

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	AMOUNTS AS AT 31.03.2007	AMOUNTS AS AT 31.12.2006	CHANGE AMOUNT	CHANGE %	AMOUNTS AS AT 31.03.06	CHANGE AMOUNT	CHANGE %
Total (net of duplications)	439.1	431.8	7.3	+1.7%	386.3	52.8	+13.7%
Asset Management	*289.6*	*285.0*	*4.6*	*+1.6%*	*266.8*	*22.8*	*+8.5%*
Private Banking	*187.4*	*183.5*	*3.9*	*+2.1%*	*154.6*	*32.8*	*+21.2%*

Asset Under Management (€ billion)

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	AMOUNTS AS AT 31.03.2007	AMOUNTS AS AT 31.12.2006	CHANGE AMOUNT	CHANGE %	AMOUNTS AS AT 31.03.06	CHANGE AMOUNT	CHANGE %
Total Assets Under Management (net of duplications)	287.3	283.9	3.4	+1.2%	264.6	22.7	+8.6%
Asset Management	*250.1*	*245.9*	*4.2*	*+1.7%*	*229.1*	*21.0*	*+9.2%*
Private Banking	*75.1*	*74.7*	*0.4*	*+0.5%*	*70.6*	*4.5*	*+6.3%*

Total Net Sales by Sub-division (€ billion)

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	2007 Q1	2006 YEAR	2006 QUARTERLY AVERAGE	CHANGE ON AVERAGE 2006 AMOUNT	CHANGE ON AVERAGE 2006 %
Asset Management	2.7	11.2	2.8	-0.1	-3.6%
Private Banking	0.9	25.7	6.4	-5.5	n.s.

Income Statement (€ million)

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	2007 Q1	2006 Q4	2006 Q1	CHANGE ON Q1 2006 AMOUNT	CHANGE ON Q1 2006 %
Operating income	626	650	610	16	+2.6%
Operating costs	-318	-373	-334	16	-4.8%
Operating profit	308	277	276	32	+11.6%
Profit before tax	297	260	269	28	+10.4%

Key Ratios and Indicators

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	2007 Q1	2006 Q4	2006 Q1	CHANGE ON Q1 2006 AMOUNT	CHANGE ON Q1 2006 %
EVA (€ million)	178	165	151	27	+17.8%
Absorbed Capital (€ million)	1,608	1,504	1,446	162	+11.2%
RARORAC	44.24%	42.21%	41.77%	247bp	
ROA, pb (*)	61.6bp	65.6bp	66.3bp	-4.7bp	
Cost/Income	50.8%	57.4%	54.8%	-396bp	
Operating costs/ Total Financial Assets	31.3bp	37.6bp	36.3bp	-5.0bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets

Staff Numbers

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	AS AT 31.03.07	AS AT 31.12.06	CHANGE AMOUNT	CHANGE %
Full Time Equivalent	5,653	5,628	25	+0.4%

in Germany, showed adjusted growth of 1.2%[1] thanks to favourable progress in management fees on assets under management, which amply offset the drop in up-front fees in Italy and in performance fees[2] (-€7 million).

Costs saw a €16 million reduction over the same period of 2006 (-4.8%) thanks to overall savings on administrative costs and amortisation (-13%), cancelled out only partially by increased payroll spending (3.6%) due to changes in the Asset Management scope of consolidation and the Private Banking divisionalisation process in Austria and in Germany.

The Division's cost/income ratio posted a clear improvement, falling from 54.8% in Q106 to 50.8% (approximately -400 basis points), a markedly significant figure if compared to the international benchmarks for the sector.

Private Banking

Change in Total Financial Assets

Total financial assets under management and custody reached €187 billion at 31 March 2007, an increase of 2.1% during the quarter and of 21.1% in the last 12 months.

Highlights by country include:

- In Italy, assets under management and custody stood at €106 billion, an increase of 1.7% from the beginning of 2007 and of 31.6% compared to 31 March 2006. Overall net inflows were €0.9 billion, despite a highly negative picture in the mutual funds system (-€11 billion)[3];
- In Germany, total financial assets exceeded €66 billion, increasing by 1.9% during the quarter and by 10% on the comparable amount in the previous year. Noteworthy are the growth in AUM at HVB WEM, up 4.8% from the start of 2007, and in total financial assets at the DAB Group, up 5.3% during the same period;
- In Austria, at the end of Q107, total financial assets approached the €15 billion threshold, up 6.2% year to date, thanks both to good market inflows (over €250 million) and the contribution of BA-CA in transferring higher-profile customers.

As far as the asset mix is concerned, the amount under management out of total financial assets, net of extraordinary transactions, remains quite good, reaching 47%, practically unchanged from the beginning of 2007.

Q1 '07 Total Financial Assets
(€ million)


183,497
187,351
14,091
14,963
65,159
66,416
104,247
105,972
Austria
Germany
Italy
Dic '06
Mar '07

Q1 '07 Asset Under Management
(€ million)


74,705
75,064
7,581
28,159
28,814
38,965
38,629
Austria
Germany
Italy
Dic '06
Mar '07

1. The adjusted growth was calculated taking into consideration the lower fees in Q106 due to:
   a. The change in the payout in Germany in favour of the distribution network (approximatey €5 million)
   b. HVB Lux AM's transfer to the MIB Division as from January 2007 (approximately €3 million)
2. In 2007 performance fees on long only mutual funds are paid on annual basis while in 2006 they were paid on quarterly basis.

3. Including 260 € million in outflows relative to extraordinary transactions, which due to their timing, large size and little or no profitability are not attributable to ordinary company operations.

Financial performance

From the standpoint of revenues, the Private Banking Subdivision ended the quarter with operating profit of €116 million, an increase of 7.4% over 2006, thanks to performance in terms of operating costs, which were unchanged at €174 million in comparison to better performance in terms of revenues (+2.8%).

Compared to a particularly brilliant first quarter in 2006, non-interest income, which reached €214 million, showed a slight decrease (-2.3%) due to lower up-front fees.

Highlights by country include:

- In Italy, operating profit grew by 4.1% compared to Q106, primarily thanks to sustained net interest income performance and to contained operating costs, which were down by 2.3%. Noteworthy was the contribution of recurring revenues, reflecting the ongoing good quality of sales.
- In Germany, operating profit stood at €51 million, a substantial increase over the same period of 2006 (+6.3%), sustained by good progress in sales activity at HVB AG, growth in on-line transactions volume at DAB, and favourable net interest income performance.
- In Austria, lastly, increasing revenues, on the one hand (+3.8%) coupled with unchanged operating costs (totalling €18 million), on the other, furthered excellent performance in terms of operating profit, which stood at €13 million (+18.2%).

Q1 '07 Asset Under Management
(€ million)


Austria
Germany
Italy
45%
44%
11%

Profit before tax, up 8% compared to Q106, reflects positive contributions by all countries. In Italy, it stood at €47 million (+6.8%), in Germany at €48 million (+4.3%) and in Austria at €13 million (+30%).

Significant improvement was also achieved in operating efficiency. The cost/income ratio dropped from 61.7% to 60%.

Income Statement (€ million)

PRIVATE BANKING SUB-DIVISION	2007 Q1	2006 Q4	2006 Q1	CHANGE ON Q1 2006 AMOUNT	CHANGE ON Q1 2006 %
Operating income	290	282	282	8	+2.8%
Operating costs	-174	-194	-174	0	-
Operating profit	116	88	108	8	+7.4%
Profit before tax	108	89	100	8	+8.0%

Key Ratios and Indicators

PRIVATE BANKING SUB-DIVISION	2007 Q1	2006 Q4	2006 Q1	CHANGE ON Q1 2006 AMOUNT	CHANGE ON Q1 2006 %
EVA (€ million)	52	22	51	1	+2.7%
Absorbed Capital (€ million)	373	347	341	32	+9.3%
RARORAC	55.91%	26.19%	59.51%	-360bp	
ROA, pb (*)	74.3bp	74.4bp	79.71bp	-5.4bp	
Cost/Income	60.0%	68.8%	61.7%	-170bp	
Operating costs/Total Financial Assets (**)	44.6bp	51.3bp	49.00bp	-4.4bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Operating costs on total Financial Assets (average) net of extraordinary assets

Asset Management

Commercial and financial performance

Asset under Management (€ million)

ASSET MANAGEMENT SUBDIVISION	AMOUNTS AS AT 31.03.2007	AMOUNTS AS AT 31.12.2006	CHANGE ABSOLUTE	CHANGE %	AMOUNTS AS AT 31.03.06	CHANGE ABSOLUTE	CHANGE %
Pioneer	**232,085**	**227,991**	**4,094**	**1.8%**	**210,636**	**21,449**	**10.2%**
Italy	*109,081*	*111,100*	*-2,020*	*-1.8%*	*109,546*	*-466*	*-0.4%*
USA	*51,174*	*46,941*	*4,233*	*9.0%*	*33,088*	*18,086*	*54.7%*
International	*13,408*	*12,849*	*559*	*4.4%*	*11,540*	*1,868*	*16.2%*
Germany (*)	*49,181*	*49,861*	*-680*	*-1.4%*	*50,337*	*-1,157*	*-2.3%*
New Markets	*9,242*	*7,240*	*2,002*	*27.6%*	*6,124*	*3,118*	*50.9%*
Pioneer Austria	**18,011**	**17,925**	**86**	**0.5%**	**18,419**	**-409**	**-2.2%**
Totale Asset under Management	**250,096**	**245,916**	**4,180**	**1.7%**	**229,056**	**21,040**	**9.2%**

(*) Germany BU includes Activest and Nordinvest data.

AuM by Distributing Area (percent)


19.7
43.6
Germany
New Markets
Pioneer Austria
Italy
USA
International

Assets under management reached €250 billion during Q107, increasing 1.7% from the beginning of the year (**+9.2% y/y**), thanks to **net inflows** of €2.5 billion (+1.02%) and to a broader scope of consolidation in the New Markets area, with the inclusion of the **CEE companies, at €1.2 billion** (which were formerly within the BACA scope of consolidation and previously not consolidated by the Group).

US

The division ended the period with net inflows of €4.1 billion, thanks to the institutional contribution of Vanderbilt, whilst the retail business was moderately positive.

Assets under management reached €51.2 billion, increasing 9% from the beginning of 2007 thanks to net inflows (+8.6%).

In dollar terms, total assets under management amounted to $68.2 billion (+10.2% compared to the beginning of 2007).

Italy

In Italy, assets under management stood at €109 billion as at the end of March, decreasing 1.8% compared to the end of 2006, due primarily to net outflows of €2.4 billion.

Net inflows reached **€410 million** in the **Structured and Unit-linked Products** segment during the quarter, whilst all other channels had net outflows, with the sole exception of **Third Parties** (+€158 million). Pioneer Investments' **market share**, calculated on the basis of the new Assogestioni standard, including foreign-based funds in the statistics, is **15.43%**, in line with the figures for late December 2006[1], growing by 17 basis points compared to the previous month.

Germany

The Germany division ended Q107 with net outflows of €312 million and assets under management of €49.2 billion, decreasing 1.4% year to date.

The net outflows are attributable primarily to the departure of low-profit institutional mandates and the conversion of management mandates into mere administration mandates.

It includes the Nordinvest assets (€5.3 billion at the end of the quarter) acquired in the month of January 2007.

In addition to the aforementioned Assets under Management, the division includes €32.2 billion in **Assets under Administration.**

International

The International division had net inflows of €604.3 million, primarily due to the contribution of Asia (€684.7 million), thanks to the acquisition of new mandates in Japan. Assets under management thus increased by 4.35% year to date.

1. Market share in December 2006 was estimated by Pioneer at 15.43% following the changes in the scope of consolidation occurring during 2007 at Assogestioni.

New Markets

The New Markets division continued its positive net inflows trend, with flows of €453.3 million, thanks mostly to the contribution of Poland (€418.8 million).

Pioneer Pekao consolidated its leadership among Asset Management companies with a market share of 22.3%.

Assets under management reached €9.2 billion, growing by 27.6% from the start of 2007, thanks also to the broadened scope of consolidation with the inclusion of the CEE companies formerly within BACA (€1.2 billion).

Alternative Division

The Alternative Investments division, whose figures are already included in the different distribution areas, posted net inflows of €41.8 million during the period.

The Momentum funds had inflows of €98.5 million, whilst PAI Ltd. and the Italian SGR had outflows of €4.7 million and €52 million, respectively.

Total assets in Hedge Funds amounted to €4.8 billion, with an increase of 2.5% year to date, thanks also to positive performance contributions.

Pioneer Austria

The division closed Q107 with net inflows of €123 million and assets under management of €18 billion, growing 0.5% from the beginning of 2007, thanks to the launch of a new line of guaranteed funds.

Financial performance

The Asset Management Division reported profit before tax of €188 million, as against €168 million during the same period of 2006 for an increase of 12%.

Looking at the main items that contributed to this result, it should be noted that:

- **net interest income** was €8 million, in line with the previous year
- **net non-interest income** reached €327 million, showing an increase of €8 million (+2.5%) y/y, thanks to the overall growth of management fees due to an increase in average volume (+10%) and to the improved asset mix, which offset the decrease in performance fees and the changes in the scope of consolidation in Germany[1]. There was a positive impact as well from the broadening of the New Markets and USA business as a result of the consolidation of the CEE companies (formerly Capital Invest) and the acquisition of Vanderbilt, respectively.

Operating costs decreased by 10.6% compared to the same period of 2006 as a result of the following:

- **payroll costs** increased 1.1% primarily because of the increase in resources due to the change in the scope of consolidation, which was only partially offset by the lower cost of stock options;
- **other administrative expenses**, at €50 million, showed a 15.3% decrease compared to the same period of 2006, thanks to lower marketing and advertising expenses (due to a different initiative plan in 2007), lower fees paid to external professionals and lower costs in Italy for the fund accounting service provided by 2S Banca;
- **amortisation** overall amounted to 5 million, compared to €10 million during the same period of 2006. The figure for 2006 is heavily influenced by fixed-term contracts deriving from the USA division's previous acquisitions (for SAFECO and AMSOUTH fund managers) and by the amortisation of administrative fees in Luxembourg, fully costed in 2006.

The reduction in the cost/income ratio (from 48.9% to 42.7%) shows further strong improvement in operating efficiency.

Income Statement (€ million)

ASSET MANAGEMENT SUB-DIVISION	2007 Q1	2006 Q4	2006 Q1	CHANGE ON Q1 2006 AMOUNT	CHANGE ON Q1 2006 %
Operating income	335	369	327	8	+2.4%
Operating costs	-143	-178	-160	17	-10.6%
Operating profit	192	191	167	25	+15.0%
Profit before tax	188	172	168	20	+11.9%

Key Ratios and Indicators

ASSET MANAGEMENT SUB-DIVISION	2007 Q1	2006 Q4	2006 Q1	CHANGE ON Q1 2006 AMOUNT	CHANGE ON Q1 2006 %
EVA (€ million)	126	144	100	26	+25.7%
Absorbed Capital (€ million)	1,237	1,160	1,116	121	+10.9%
RARORAC	40.68%	47.75%	35.89%	479bp	
ROA, pb (*)	46.6bp	52.5bp	50.18bp	-3.5bp	
Cost/Income	42.7%	48.2%	48.9%	-624bp	
Operating costs/ Total Financial Assets (**)	19.9bp	25.5bp	24.54bp	-4.6bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets
(**) Total cost on total Financial Assets (average) net of extraordinary assets

1. At June 2006, the pricing for management fee pass-throughs to the distribution network was revised. That change, with no pro forma entry in the figures for Q106, had a negative impact of approximately €5 million. Furthermore, no pro forma entry was made in 2006 for the transfer of HVB Lux AM to the MIB division, which took place in 2007

Explanatory Notes and Directors' Remarks

Markets & Investment Banking

Financial Performance - Salient features

Strong revenue growth, tight cost control and a continuing positive credit cycle were the core operative drivers of the excellent MIB performance, resulting in a pre-tax profit of €941million, being a 51.5% y/y increase compared to Q1/2006. Included in that result are the capital gains of the sale of Indexchange, a former MIB subsidiary specialising in Exchange Traded Funds (ETF). Net of this one-off effect amounting to €219 million, pre tax profit increase y/y would yield 16.3%.

Almost all business lines within the areas Markets and Investment Banking delivered revenue increases y/y, with strong growth particularly in Structured Derivatives, Structured Credit and Financing.

Favourable market conditions and steady customer flows enabled the MIB Division to exploit its expertise in various core businesses, especially private equity investments, securitization, active credit portfolio management, derivatives trading and ECM business in Italy, just to name a few.

Income Statement (€ million)

	2007	2006		CHANGE ON Q1 2006	
MIB DIVISION	Q1	Q4	Q1	AMOUNT	%
Operating income	1,150	767	990	160	+16.2%
o.w.:					
trading revenues	*609*	*254*	*554*	*55*	*+9.9%*
non-trading revenues	*541*	*513*	*436*	*105*	*+24.1%*
Operating costs	-422	-460	-381	-41	+10.8%
Operating profit	728	307	609	119	**+19.5%**
Net write-downs on loans	-1	20	-14	13	-92.9%
Profit before tax	941	215	621	320	**+51.5%**

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
MIB DIVISION	31.03.07	31.12.06	AMOUNT	%
Total RWA	66,293	63,058	3,234	+5.1%
RWA for Credit Risk	51,713	49,039	2,675	+5.5%

Key Ratios and Indicators

	2007	2006		CHANGE ON Q1 2006	
MIB DIVISION	Q1	Q4	Q1	AMOUNT	%
EVA (€ million)	393	106	302	91	+30.2%
Absorbed Capital (€ million)	3,942	3,759	3,736	207	+5.5%
RARORAC	39.87%	11.04%	32.31%	756bp	
Operating Income/RWA (avg)	7.11%	4.90%	6.29%	82bp	
Cost/Income	36.7%	60.0%	38.5%	-179bp	
Cost of Risk	0.01%	-0.16%	0.12%	-11bp	

Staff Numbers

	AS AT		CHANGE	
MIB DIVISION	31.03.07	31.12.06	AMOUNT	%
Full Time Equivalent	3,288	3,218	69	+2.2%

Operating income for Q1/2007 amounted to €1,150 million, representing an increase of 16.2% y/y. The underlying performance was driven by a sustained y/y growth both in net interest and trading income reflecting the overall good business performance. The strong y/y increase in net interest income mainly stems from interest income related to trading and higher dividends out of Private Equity Funds

Operating cost for Q1/2007 amounted to €422 million, representing an increase of 10.8% y/y. Personnel costs increased by 19.7% as a consequence of higher variable compensation accruals related to performance. Net of variable compensation accruals, personnel costs were held almost stable. Non personnel costs increased by 5.6%, being a result of tight cost management. MIB's excellent efficiency can be demonstrated by the improved Cost-Income Ratio of 36.7% (versus 38.5% in Q1/2006).

Operating Profit for Q1/2007 increased to €728 million, up 19.5% y/y. Further reflecting the positive credit cycle, net writedowns on loans were

significantly reduced, down 92.9% compared to Q1/2006.

Efficient capital allocation enhanced the profitability of assets, as reflected in an increase of Operating Income/Risk Weighted Assets (RWA) from 6.3% in Q1/2006 to 7.1% in Q1/2007.
The Economic Value Added **(EVA)** as of end of quarter grew 30.2%, from €302 million to €393 million in Q1/2007 making MIB one of the strongest contributors to the EVA of the Group.

Operating Income (economic view*) (€ million)

MARKETS AND INVESTMENT BANKING DIVISION	31.03.2007	31.12.2006	CHANGE ABSOLUTE	CHANGE %
Markets	758	674	84	12.5%
Investment Banking	450	300	150	50.0%
Others **	176	1	175	-
MIB Total	**1,384**	**675**	**709**	**105.0%**

(*) Total return
(**) incl. capital gain of Indexchange sale, delta of fair value adjustments, other reconciliation factors

Contribution of business lines

MARKETS

In Q1/07 Markets generated revenues of €758 million (+ 12.5% y/y), equal to 55% of the division's overall performance. The top contributors included Structured Derivatives and FICC, which together generated 70% of the area's revenues. Throughout all Markets business lines, revenues could be increased y/y.

- **Structured Derivatives** (€303 million, +5% y/y) deal flow with international institutional clients remained strong across all asset classes. Especially arbitrage and select dividend strategies paid off well accompanied by high-yielding investments which met customer demands. With increased market volatility towards the end of Q1/07 there was heavy demand for Exchange Traded Funds (ETF).
- Cash Equity Sales and Trading (+65%), especially in the CEE region, as well as Equity Finance (+>500%) contributed strongly to the good performance of **Equities** (€123 million, +13% y/y).
- Interest Rate Management (+24%) and EEMEA Markets (+29%) were among the best performing product lines within **FICC** (Fixed Income Commodities Currencies, €230 million, +14% y/y) in an overall favourable market environment.
- Within **Structured Credit**[1] (of which 50%), several Q1/07 highlights can be cited: Active Credit Portfolio Management (ACPM) (+153%) benefited from the good performance of both ACPM books, Origination and Reinvestment.

Securitization (+5%) showed excellent performance in Q1/07 accompanied by the first CMBS deal already in the pipeline.

As for Debt Capital Markets (+12%), the biggest highlights included UniCredit's first-ever Sovereign Mandate in CEE – Slovenia Government Bond – and the biggest automotive deal in 2007 so far (2 € billion Daimler Chrysler).

INVESTMENT BANKING[2]

In Q1/07 Investment Banking contributed revenues of €450 million (+50% y/y), equal to 33% of the divisional performance.

- In **Financing** (€291 million, +86% y/y), the product line Financial Sponsors and Leverage Finance Group (+70%) was the main contributor to the overall outstanding performance of the business line in total. Especially private equity activities considerably pushed results in Q1/07 with revenues of 96 € million, up 300% y/y. Overall, Financing business remained strong after good dealflows in 2006.

Regional IB was generally in line with financial targets. Regional strength was demonstrated in Italy with ECM (+271%) showing an excellent performance.

MIB Strategic projects: integration of UBM

On March 30, 2007 the Board of Directors of UniCredit Banca Mobiliare ("UBM") and the Management Board and the

1. Structured Credit is a joint-venture between Markets and Investment Banking, i.e. 50% of performance is allocated to Investment Banking
2. incl. 50% of Structured Credit Performance

CEE & Poland's Markets

Supervisory Board of Bayerische Hypo- und Vereinsbank ("HVB") approved the integration of UBM's investment banking business to HVB in exchange of shares. The transfer was effective as of 1 April 2007.

The transaction represents a further step forward in the Group reorganisation plan and is consistent with the Group plan to establish a centre of competence for the group investment banking activities in HVB, with the aim of: (i) gaining business critical mass, (ii) building a tailor made infrastructure, and (iii) streamlining corporate governance, thus ensuring shorter time to market.

UniCredit Group is in all aspects the clear market leader in the CEE region, which in the first quarter 2007 again showed the highest economic growth rates in Europe mainly supported by dynamic domestic demand and lively foreign direct investments. The positive economic trend for the region is expected to continue throughout the year in combination with a generally still low degree of banking intermediation and the related convergence process towards EU levels. This will help the region to maintain its position as one of the world's fastest growing environments for banking revenues.

Acting as a universal bank, UniCredit Group is offering a comprehensive product and service range to about 24 million retail, corporate and institutional customers which are serviced in more than 3.000 outlets all over the region. Leveraging on the competitive advantage of this comprehensive network, the Group is in a position to serve customers and investors on a cross-regional scale. The good progress of integration and merger projects with the merger completed in Slovakia beginning of April and the legal merger of the three subsidiaries in Bulgaria further strengthens the position of UniCredit Group. Furthermore, organic growth plans are pursued with a strong focus on the strong banking market in Russia, as well as in Turkey and Ukraine.

The CEE region is managed in two divisions, CEE and Poland's Markets, with a presence in 17 countries.

Within the UniCredit Group, BA-CA has been defined as sub-holding for the banking activities in CEE, with the exception of Poland and Ukraine, managed directly by UniCredit.

CEE Division

Financial and Commercial Performance

In the first quarter 2007 the CEE Division of UniCredit Group achieved a net profit for the period of €250 million based on the continued operating business growth. The net profit for the period exceeded the results of first quarter 2006 by over 31% at constant exchange rates, reinforcing the successful development of the division.

The **operating profit** totaled €374 million, outpacing the respective 2006 results by +28% at constant exchange rates.

The result of the Division was again driven by **total operating income**, reaching €751 million, outperforming 2006 by 18% on normalized basis.

Net interest income stood at €475 million and posted the highest contribution to the revenue increase in absolute terms as a consequence of the continued, favorable development of business volumes. Compared to fourth quarter 2006, the volumes showed a decrease of 4.6% in loans and 0.4% in deposits, caused by a perimeter shift related to corporate finance on Division level. However, the positive volume development in the countries continued, with especially high increases in Russia, both in corporate and retail segments, followed by Bulgaria and Turkey. Compared to first quarter 2006 total loans increased by 26.1% and deposits including securities issued by 25%.

Non-interest income of €276 million, consisting of commission, trading and other operating income increased by 22.6% compared to March 2006 results. In a country view the highest increases on normalized basis were achieved in Turkey with +€15 million, followed by Romania with +€14 million and Croatia with +€10 million.

Operating costs increased in 2006 by 9.3% at constant exchange rates to the level of €377 million. This was influenced mainly by the effects of organic growth initiatives in Russia, as well as the influences of merger related HR cost effects especially in Turkey,

Income Statement (€ million)

	2007	2006		% CHANGE ON Q1 2006	
CEE DIVISION	Q1	Q4	Q1	ACTUAL	AT CONSTANT EXCHANGE RATES
Operating income	751	777	652	15.2%	+17.9%
Operating costs	-377	-460	-354	6.5%	+9.3%
Operating profit	374	317	298	25.5%	+28.2%
Net write-downs on loans	-50	39	-45	11.1%	+13.3%
Profit before tax	310	264	244	27.0%	+29.1%
Profit (Loss) for the period	250	212	193	29.5%	+31.6%

Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
CEE DIVISION	31.03.07	31.12.06	AMOUNT	%
Total Loans	43,464	45,564	-2,100	- 4.6%
o.w. with customers	*37,406*	*39,083*	*-1,677*	*- 4.3%*
Customer deposits (incl. Securities in issue)	38,820	38,977	-157	- 0.4%
Total RWA	44,396	47,593	-3,197	- 6.7%
RWA for Credit Risk	42,471	44,225	-1,754	- 4.0%

Key Ratios and Indicators

	2007	2006		CHANGE ON Q1 2006	
CEE DIVISION	Q1	Q4	Q1	AMOUNT	%
EVA (€ million)	133	149	87	46	+53.1%
Absorbed Capital (€ million)	3,834	2,951	2,760	1,074	+38.9%
RARORAC	13.91%	18.30%	12.62%	129bp	
Operating Income/RWA (avg)	6.53%	6.85%	6.95%	-42bp	
Cost/income	50.2%	59.2%	54.3%	-409bp	
Cost of Risk	0.46%	0.37%	0.51%	-5bp	
Tax rate	19.4%	19.7%	20.9%	-155bp	

Staff Numbers

	AS AT		CHANGE	
CEE DIVISION	31.03.07	31.12.06	AMOUNT	%
Full Time Equivalent (KFS group 100%)	37.342	37.565	-223	-0,6%
Full Time Equivalent (KFS Group proportional)	27.945	28.100	-155	-0,6%

Explanatory Notes and Directors' Remarks

leading to an increase in staff expenses of 20% at constant exchange rates. As a consequence of tight cost efficiency measures, other operating expense increased by only 3%, while depreciation expenses even decreased by 7% at constant exchange rate. In spite of the ongoing organic growth initiatives, the number of employees could be decreased to the level of ca. 37.340 full time equivalents excluding unpaid leaves (i.e. ca. -220 FTE in the q/q comparison).

Risk provisions of €50 million reflect an increase of only 13.3% at constant exchange rate over 2006. Cost of risk improved by 5 bp in the year on year comparison and stood at the level of 0.46% of average RWA, owing to prudent risk controls, to effective loan recovery processes but also to the generally favorable credit risk situation in the CEE economies.

In terms of **efficiency ratios** the CEE Division achieved further improvements in the first quarter 2007 with a cost-income ratio of 50.2%, which was by 4 percentage points lower than in 2006. While total risk weighted assets by the end of March 2007 increased to €44 billion, exceeding first quarter 2006 by more than 15%, revenues on risk weighted assets stand at the level of 6.5%, without significant decrease compared to Q12006.

The good operative business performance of the CEE Division and the increased profitability in the first quarter 2007 translated into a higher value creation by 53% at current exchange rates, with EVA standing at €133 million.

Operating Income (€ million) CEE Division +17.9%


y/y% chg +18.0 +17.3 +24.3 +4.6 +19.4 +14.3 +16.9 +30.2 +29.3
184 127 109 76 65 60 58 33 38
Turkey Croatia* Russia Czech Rep. Bulgaria Romania Hungary Slovakia Other**
share 24% 17% 15% 10% 9% 8% 8% 4% 5%

* incl. Bosnia and Herzegovina ** Serbia, Slovenia, Baltic Countries, Profit Center Vienna

Operating Profit (€ million) CEE Division +28.2%


y/y% chg +30.2 +27.5 +33.8 +5.9 +34.6 +18.1 +12.4 +85.0 -457.6
91 69 53 42 38 31 30 17 4
Turkey Russia Croatia* Czech Rep. Bulgaria Romania Hungary Slovakia Other**
share 24% 18% 14% 11% 10% 8% 8% 4% 1%

* incl. Bosnia and Herzegovina ** Serbia, Slovenia, Baltic Countries, Profit Center Vienna

Profit before tax (€ million) CEE Division +29.1%


y/y% chg +20.3 +23.1 +54.2 +30.1 -5.3 +44.3 +12.2 +47.9 -45.9
68 61 52 38 31 26 26 15 -7
Turkey Russia Croatia* Czech Rep. Bulgaria Romania Hungary Slovakia Other**
share 22% 20% 17% 12% 10% 8% 8% 5% -2%

* incl. Bosnia and Herzegovina ** Serbia, Slovenia, Baltic Countries, Profit Center Vienna

Net Income (€ million) CEE Division +31.6%


y/y% chg +53.3 +25.4 +48.0 +32.2 +0.8 +42.1 +9.8 +49.9 +38.2
54 49 40 29 28 22 20 12 10
Turkey Russia Croatia* Czech Rep. Bulgaria Romania Hungary Slovakia Other**
share 22% 20% 16% 12% 11% 9% 8% 5% -2%

* incl. Bosnia and Herzegovina ** Serbia, Slovenia, Baltic Countries, Profit Center Vienna

TURKEY

After the finalization of integration, in a rather subdued Turkish market, focus has been on profitability and improvement of operational efficiency, supported by the first quarter results. Based on a commercial strategy concentrating on increasing revenue market share through a healthy earnings structure, KFS' revenue growth and cost control were in line with the budget. Share of interest earning assets increased to over 90% especially in Yapi ve Kredi Bankasi (YKB) driven by effective balance sheet restructuring, non-core asset disposal strategy and growth in high yielding assets while capital adequacy ratio (bank-only) improved upward from its level of 12.3% at year-end 2006.

KFS' No 1 position in the highest yielding credit card business further was reinforced through YKB's market share gains notwithstanding the solidified market positions (issuing volume market share increased by +89 bps in March to 23.65%, widening the market share gap between the closest competitor to 248 bps). KFS preserved its leading position in mutual funds (second ranking, 19.9% market share).

On April 24th, Moody's upgraded YKB's BFSR rating to D+ from D-. (2 notches up). The rating improvement derived from YKB's broad commercial banking franchise, good risk management setup and recovering financial metrics, confirming the quick and effective post-merger integration measures. Positive results achieved through the restructuring and transformation of YKB proved the validity and effectiveness of the KFS management's strategies.

Productivity and operational efficiency has further improved during Q1 07 as a result of constant focus on reorganization of the sales force. As the first implications of these actions, FO (front office) / BO (back office) ratio increased to 59% in March 07 (+3 ppts vs 06). In addition, an outsourcing action has been put in place in order to increase the number of sales force with an expected target of 800 people until the end of May 2007 as part of the efficiency measures.

On 26 April 2007, YKB's Board of Directors unanimously decided to start and execute the restructuring transactions between KFS and YKB. The objective of the restructuring process is to bring all the financial subsidiaries (Yapı Kredi Finansal Kiralama A.O. (leasing), Yapı Kredi Faktoring A.S. (factoring), Yapı Kredi Yatırım Menkul Degerler A.S. (investment banking and brokerage), Yapı Kredi Azerbaijan, Koçbank Nederland N.V. and Yapı Kredi Nederland N.V.) under YKB with an aim to eliminate cross-ownership between YKB and KFS and thus ensure a more simplified structure and full transparency for the market; to allow for more efficient allocation of capital and to increase organizational efficiency through elimination of duplication of functions between KFS and the bank as well as clearer chain of control. The process is expected to be completed within 2007.

RUSSIA

As of the 2006 year end, International Moscow Bank (IMB) was the 8th largest bank in Russia, with a market share of 1.9% based on total assets. In the last year, IMB went through a substantial transformation in its shareholder structure which was completed in early 2007 and as a result BA-CA now holds 90.03% of the bank's total share capital, which corresponds to 95.19% of the voting capital. Besides BA-CA, the only other remaining shareholder is the European Bank for Reconstruction and Development (EBRD). The integration into the BA-CA network is well on track and will be completed in June 2007. IMB services more than 280,000 individual and SME clients and more than 2,300 companies throughout Russia. IMB's comprehensive banking products and services are available in Russia in 47 branches, through its large ATM network exceeding 300 units, and direct distribution channels such as e-banking, phone and mobile banking.

Explanatory Notes and Directors' Remarks

Q1 2007 Results

In Q1 2007 the bank continued its successful growth path and increased its net profit to €49 million (+25.4% y/y at constant rates). Total revenues reached €109.3 million, i.e. growing by 24.3% y/y at constant rates primarily driven by strongly increased business volumes as a result of both the implementation of a new retail strategy and the accelerated regional network development.

Total assets went up to €7.83 billion and are +58.4% higher compared to Q1 2006. Total gross loans rose to €4.9 billion or 73.5% y/y and deposits increased to €4.9 billion or 43.7% compared to Q1 2006.

Corporate customers

Gross loans to corporate customers increased to €4.16 billion which is a growth of nearly 68% compared to the level of Q1 2006 while in the same time deposits increased by 48% to €3.3 billion. Half of the top 200 companies in Russia are among the customers of the bank and the share in the top-50 is around 66%. The main initiatives in the corporate business are focused on accelerated growth of business in the mid corporate segment, on increased cross-selling of fee-generating and non-credit products as well as selling of sophisticated MIB products.

Retail customers

The volume of retail loans including SMEs more than doubled to €774 million thus increasing its share in the overall loan portfolio from 12.7% in Q1 2006 to 15.7% in Q1 2007. This impressive growth was primarily driven by car lending where IMB holds a top position in the market followed by mortgage lending, although coming from a comparably low base but with steadily increasing average loan amounts. Retail deposits increased by 44% y/y up to €1.1 billion. The overall number of outlets increased from 32 to 48 and four more offices are scheduled for opening in the next quarter. The main initiatives are focused on further increase of the customer base and further development of integrated delivery channels, i.e. physical and remote as well as development of corporate sales including pay-roll and enhancement of SME business.

CROATIA AND BOSNIA

Zagrebačka banka (ZABA) services over one million individual clients and more than 70,000 companies and entrepreneurs throughout Croatia. ZABA is the parent company of Zagrebačka banka Group, whose subsidiaries offer a large number of banking and non-banking services to clients, both in their offices and in ZABA's widespread branch network. ZABA's products are available to clients in Croatia in 125 branches, through country's largest ATM network exceeding 600 units, and direct distribution channels such as e-banking, phone and SMS banking, EFT POS network etc.

Q1 2007 Results

Gross operating income of Zagrebačka banka Group (Croatia) in Q1 2007 amounted to €43.4 million (+37.5% y/y) and consolidated net profit to €34.4 million (+54.7% y/y). Net interest revenues and dividend reached €65.0 million, with 10.9% growth due to higher volumes and interest rates. Non interest revenues grew by 38.1% mostly as the result of growing net fee income (AUM, packages, card business and transaction payments).

Group's assets reached €10.4 billion and are 18.4% higher compared to Q1 2006. Net loans grew to €6.3 billion (+21.5%), primarily under the influence of housing and consumer financing in the retail segment, investment and business financing and local government financing in the corporate segment. Group's deposits grew to €6.4 billion, or 12.3% relative to Q1 2006.

As Croatia's largest bank, Zagrebačka banka holds the leading position in all major market segments. At the end of February 2007 the bank's market share in loans is 24.0%; as a percentage of the deposit base, the market share stands at 25.7%. One of the bank's strengths is also its building society business where ZABA maintains its leading role with a market share of 33%.

Retail customers

Loans to private customers were extended in the amount of €0.5 billion (+20.5% y/y) amounting to €3.0 billion. This was mainly a result of 27.2% increase in housing loans. Private customer deposits increased by 9.5% up to €4.3 billion. Due to favourable conditions on capital market and high revenues, investment funds recorded high interest and AUM of private customers increased by 99% reaching €0.6 billion. Placements with business customers exceeded €0.3 billion, while deposits grew by 18.1%.

Corporate customers

The deposit base in the corporate segment increased by over €0.3 billion or 25.6% year-on-year, loans extended to this segment rose by ca. €0.3 billion or 14.3%. Total placements with medium-sized businesses were up by 25.3% to €1.1 billion while deposits grew by 21% reaching €0.6 billion. Placements to large-sized businesses increased by 7.5% to €1.6 billion, at the same time deposits amounted to €1.0 billion (+28.4%).

Bosnia and Herzegovina

The three banks of UCI-Group in Bosnia and Herzegovina (Unicredit Zagrebačka banka, HVB Central Profit Banka, Nova banjalucka banka) had an overall positive development, with revenues on budget and administrative expenses and risk costs lower than planned. The main project for 2007 is the merger between Unicredit Zagrebačka banka and HVB Central Profit Banka which is planned for the last quarter of the year and will create the largest bank in the country.

Outlook

In 2007, ZABA plans to maintain its strong current position in Croatia and to achieve improvements in certain areas, e.g. cash management products, card business, in special services to supraregional customers through its European Desk, in loans to private customers and in investment banking.

Explanatory Notes and Directors' Remarks

Poland's Markets

Financial and Commercial Performance

Income Statement (€ million)

POLAND'S MARKETS DIVISION	2007 Q1	2006 Q4	2006 Q1	% CHANGE ON Q1 2006 ACTUAL	% CHANGE ON Q1 2006 AT CONSTANT EXCHANGE RATES
Operating income	557	579	511	9.0%	+10.8%
Operating costs	-259	-265	-261	-0.8%	+1.6%
Operating profit	298	314	250	19.2%	+20.4%
Net write-downs on loans	-29	-19	-34	-14.7%	-14.7%
Profit before tax	315	278	228	38.2%	+39.9%
Profit (Loss) for the period	254	227	182	39.6%	+40.7%

Balance Sheet (€ million)

POLAND'S MARKETS DIVISION	AMOUNTS AS AT 31.03.07	AMOUNTS AS AT 31.12.06	CHANGE AMOUNT	CHANGE %
Total Loans	22,775	23,906	-1,131	-4.7%
o.w. with customers	*17,047*	*18,154*	*-1,107*	*-6.1%*
Customer deposits (incl. Securities in issue)	24,331	26,827	-2,496	-9.3%
Total RWA	21,121	21,029	92	+0.4%
RWA for Credit Risk	19,963	19,940	24	+0.1%

Key Ratios and Indicators

POLAND'S MARKETS DIVISION	2007 Q1	2006 Q4	2006 Q1	CHANGE ON Q1 2006 AMOUNT	CHANGE ON Q1 2006 %
EVA (€ million)	97	124	73	24	+33.6%
Absorbed Capital (€ million)	1,105	905	832	274	+32.9%
RARORAC	35.09%	49.53%	34.91%	17bp	
Operating Income/RWA (avg)	10.57%	11.40%	11.80%	-123bp	
Cost/income	46.5%	45.8%	51.1%	-458bp	
Cost of Risk	0.58%	0.39%	0.81%	-23bp	
Tax rate	19.4%	18.3%	20.2%	-81bp	

Staff Numbers

POLAND'S MARKETS DIVISION	AS AT 31.03.07	AS AT 31.12.06	CHANGE AMOUNT	CHANGE %
Full Time Equivalent	25,466	25,646	-180	- 0.7%

In Q1 2007 the Poland's Markets Division posted a net profit for the period of 254 million representing an increase of 41% y/y at constant exchange rates (+40% y/y at actual exchange rates).

The Division's results were driven by operating income, which totaled 557 million, representing an increase of 11% y/y at constant exchange rates (+9% y/y at actual exchange rates).

These increases were the result of:

- net interest which rose by 11% y/y at constant exchange rates, primarily due to the good commercial performance turned into loan to customers growth of c.a. 15% y/y on normalized basis, driven especially by retail;
- net fees and commissions which rose by 10% y/y at constant exchange rates thanks to the good sales especially of mutual funds

In Q1 2007 operating costs were increasing by only 1.6% y/y at constant exchange rates (-1% at actual exchange rates), with Staff expenses up by 3% y/y influenced also by the branch expansion in Ukraine, while other operating costs were stable thanks to effective cost containment policies in Poland.

At the end of Q1 2007, there was a total of 25,466 employees (FTE), a reduction of 180 FTE (-0.7%) from December 2006, as a result of natural attrition in Poland ahead of the merger and increase in Ukraine for the new branch openings.

In terms of efficiency, the cost-income ratio reached outstanding level at 46.5% representing a significant improvement over Q1 2006 (51.1%).

Operating profit for Q1 2007 totaled €298 million, up by 20% y/y at constant exchange rates

(19% at historical exchange rates over 2006).

Improved credit quality and effective risk control translated into a 15% y/y reduction at constant rates of net loan write-downs, reaching a cost of risk of 0,6% (-23 bp absolute reduction y/y), with continual improvements in loan quality.

Net income from investments stood at €49 million, thanks to the €45 million capital gain on the sale of the stake in Commercial Union in Poland.

The Division's positive performance was driven by the two major banks, and in particular by:

- Bank Pekao (together with Xelion Poland and HVB Ukraine) reported a 24% increase in net profit for the period at constant exchange rates over the previous year (+19% y/y at actual exchange rates). This increase was mainly driven by the significant growth in operating income (especially on commissions), almost flat operating costs and declining net loan write-downs.

- Bank BPH reported a 76% increase y/y net profit for the period at constant exchange rates over the previous year (+74% y/y at actual exchange rates). The increase was primarily due to good growth in operating income, flat operating costs, slight reduction in net loan write-downs and by the capital gain on the sale of the stake in Commercial Union in Poland (€45 million).

As of March 2007 the Division's loans to customers totaled €17 billion, with a 14% increase y/y on normalised basis (if pro-formed for the part of Bank BPH under disposal, included in activities under disposal), while deposits (including securities in issue) stood at €24 billion, a c.a. 4% increase on normalised basis (pro-formed for the part of BPH under disposal, included in activities under disposal), despite the early repayment of the MTN programme by BPH in Q1 '07 (€1.5 billion) and switch of deposits to Asset Under Management growing more than 30% y/y.

The Division reached excellent results in Q1 2007 also in terms of value creation, with EVA at 97 million, increasing 34% y/y at actual exchange rates and Rarorac at 35%, at the same level as previous year, being one of the highest in the Region. This improved value creation is driven by the increase in profitability, in particular by the growth of revenues, cost control and decreasing loan provisions. In the same period the Operating income/ RWA stood at 10.6%, decreasing by ca. 1.2% at constant exchange rates over Q1 2006.

In terms of commercial performance, the Q1 2007 continued to be successful for the Group banks in Poland, Bank Pekao and BPH, with respect to retail. Very high dynamics were observed in mutual funds, one of the key products in both banks, with a combined market share in excess of 30%, reaching an increase over 30% y/y in terms of outstanding volumes. Also, lending to retail customers was very successful, with mortgages and consumer loans, growing more than 20% y/y.

In Ukraine, the Retail expansion project started giving the first results. The bank has successfully opened 4 new branches in Q1 2007 (and 14 new vs Q1 last year) which allowed the Group to rapidly acquire new clients - since the launch of the Retail business in September 2006 the Bank has acquired more then 12,000 new clients, of which half in the last quarter. Several new branches will be opened in 2007 building a widespread branch network with a presence in all major cities, allowing the Group to reach the ambitious growth targets.

Explanatory Notes and Directors' Remarks

Outlook

For the remainder of 2007, the economic scenario should continue to be substantially positive, though characterised by a relative slowdown compared to 2006, prompted in particular by a deceleration in the growth rate in the U.S. economy. Signs of this already appeared during the course of Q107 in the U.S. A comparable slowdown could follow in the Eurozone as well. Nevertheless, thanks to as yet sustained internal demand, economic growth in the Eurozone should still remain at over 2%, exceeding growth in the U.S. for the first time since 2001. This should go hand in hand with the ECB's staying the course on its restrictive monetary policy approach, with at least one more rate hike in the coming months.

Bank profitability drivers should therefore continue to benefit from a scenario that is favourable on the whole, even though it seems that the strong acceleration in bank lending has come to a halt. Interest income should nevertheless be sustained both by increases in loans and deposits and by further widening of the spreads on bank rates. Italy and Austria should reap the greatest benefits from the latter, whilst Germany will pay the price of greater stickiness in lending rates compared to interest rate changes. During the course of the year, bank profitability should also continue to benefit from growth in non-interest income, thanks to the expected consolidation of gains in equity markets, which should be reflected positively in the asset management market, after its relative standstill during Q107.

In this external scenario, the Group, bolstered by the brilliant results achieved during Q1, is reconfirming the objectives that it has set for itself for the current year in terms of: sales and revenue growth, making investments for future development, rationalising and increasing the profitability of risk-weighted assets, and recovering financial flexibility.

Milan, 9 May 2007

THE BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO

Further Information

The consolidated quarterly report as at 31 March 2007, which is presented in reclassified form, was prepared under IFRS. This information is provided, as prescribed by Article 82 of the CONSOB Issuers Regulation, in accordance with Annex 3D thereof.

For consolidation purposes, the Accounts as at 31 March 2007 of the Parent Company and subsidiaries were used and were properly reclassified and adjusted to take into account consolidation requirements, and modified as necessary to bring them into line with Group accounting principles. In respect of the HVB Group, consolidated accounts have been used.

The quarter under review was considered as a separate period, and thus the income statement reflects the accrual principle by reporting ordinary and extraordinary events that occurred during the period.

In those cases in which the accounts did not fully reflect the reporting of items on an accruals basis, such as certain administrative expenses, the accounting figure was supplemented by estimates based on the budget.

All intercompany balance sheet and operating figures of a material amount were eliminated. All unreconciled amounts were posted to other assets or liabilities or to net other income/expenses.

This quarterly report is not audited by the external auditors.

Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed: CentroStampa 73 S.n.c. - Castelseprio (VA)
May 2007

Printed on certified recycled chlorine-free paper.

UniCredit Group

END